Exhibit 2.1

5 July 2004

(1) THE MANAGERS

(2) THE INVESTORS

(3) PURCHASER

(4) PURCHASER PARENT

and

(5) ERO PURCHASER

AGREEMENT RELATING TO THE SALE AND PURCHASE

OF THE ENTIRE ISSUED SHARE CAPITAL OF

DUNLOP STANDARD AEROSPACE GROUP LIMITED

Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street
Canary Wharf
London E14 5DS

1

TABLE OF CONTENTS

1.	DEFINITIONS AND INTERPRETATION	2
2.	SALE OF THE SHARES AND CONSIDERATION	13
3.	CONDITIONS PRECEDENT	16
4.	UNDERTAKINGS	20
5.	SIGNING AND COMPLETION	23
6.	WARRANTIES	26
7.	TERMINATION	29
8.		30
9.	ENTIRE AGREEMENT	30
10.	VARIATION	31
11.	ASSIGNMENT	31
12.	ANNOUNCEMENTS	32
13.	COSTS	33
14.	CONFIDENTIALITY	33
15.	SET-OFF	35
16.	INVALIDITY	35
17.	COUNTERPARTS	35
18.	WAIVER	35
19.	SURVIVAL	36
20.	SEVERAL NOT JOINT LIABILITY	36
21.	FURTHER ASSURANCE	36
22.	NOTICES	36
23.	GENERAL	38
24.	GOVERNING LAW; JURISDICTION	38
25.	PROCESS AGENTS	39
Schedule 1 PARTICULARS OF MANAGERS		40
Schedule 2 PARTICULARS OF INVESTORS		45
Schedule 3 THE COMPANY AND THE SUBSIDIARIES		46
Schedule 4 SIGNING AND COMPLETION DOCUMENTS		75
Schedule 5 PURCHASE PRICE ADJUSTMENTS		79
Schedule 6 THIRD PARTY CONSENTS		100
Schedule 7 WARRANTIES		101
Schedule 8 LIMITATIONS ON THE VENDORS’ LIABILITY		127
Schedule 9 PROPERTIES		134
Schedule 10 NOT USED		146
Schedule 11 UNDERTAKINGS		147
Schedule 12 A380 ADJUSTMENT		152

 i

THIS AGREEMENT is made on 5 July 2004

BETWEEN:

1.	The persons whose details appear in Schedule 1 (together, the “Managers” and each a “Manager”);

2.	The persons whose details appear in Schedule 2 (together, the “Investors” and each an “Investor”);

3.	Meggitt Acquisition Limited incorporated and registered in England and Wales with company number 02005787 whose registered office is at Farrs House, Cowgrove, Wimborne, Dorset BH21 4EL (the “Purchaser”);

4.	Meggitt plc incorporated and registered in England and Wales with company number 432989 whose registered office is at Farrs House, Cowgrove, Wimborne, Dorset BH21 4EL (the “Purchaser Parent”); and

5.	Standard Aero Holdings Inc., a corporation organised under the laws of the State of Delaware (the “ERO Purchaser”).

WHEREAS:

(1)	The Company has an issued share capital of £85,254,072.50, comprising equity shares divided into 534,359 “A” Ordinary Shares, 13,500,000 “B” Ordinary Shares, 611,786 Ordinary Shares and 155,862,000 Preference Shares.

(2)	Further particulars of the Company and of its Subsidiaries at the date of this Agreement are set out in Schedule 3.

(3)	The Managers and the Investors are the legal and beneficial owners of or are otherwise able to procure the transfer of the legal and beneficial title to the number of shares set out opposite their respective names in columns 3 and/or 4 of Schedule 1 (in the case of the Managers) and columns 3 and/or 4 and/or 5 of Schedule 2 (in the case of the Investors) comprising, in aggregate, the whole of the issued share capital of the Company as at the date of this Agreement.

(4)	Certain Option Holders have agreed to exercise their options immediately prior to, but conditional on, Completion and sell the Ordinary Shares ultimately issued as a result to the Purchaser and certain other Option Holders have agreed to the cancellation of their Options, in each case on the terms and subject to this Agreement.

(5)	Under the terms of the Articles of Association, the “A” Ordinary Shares and the “B” Ordinary Shares will convert into Ordinary Shares prior to Completion. Upon conversion of the “A” Ordinary Shares and “B” Ordinary Shares into Ordinary Shares and the exercise and/or cancellation of the Options, the Managers and the Investors will be the legal and beneficial owners of or will otherwise be able to procure the transfer at Completion of the legal and beneficial title to the number of Shares set out opposite their respective names in column 7 of Schedule 1 (in the case of the Managers) and columns 3 and/or 4 and/or 5 of Schedule 2 (in the case of the Investors) comprising, in aggregate, the whole of the issued and to be issued share capital of the Company as at the date of this Agreement upon the conversion of the “A” Ordinary Shares and the “B” Ordinary Shares into Ordinary Shares and the exercise and/or the cancellation of the Options.

(6)	The Managers and the Investors have agreed to sell and the Purchaser has agreed to acquire the Shares on the terms and subject to the conditions of this Agreement.

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement, the following terms shall have the following meanings:

“05 Hedge” means that part of the D&M Hedge dealing with the possible exchange of USD 35,000,000 for GBP on 4 January 2006, at the rate of USD 1.70 per GBP 1.00, if the USD/GBP exchange rate is below that level on 30 December 2004 (as more precisely detailed in paragraphs iv, v, vi and vii under the “Special Notes” heading in the Confirmation (as defined in the D&M Hedge);

“2003 Accounts” means the audited consolidated accounts of the Group for the year ended 31 December 2003 including the directors’ report and the notes thereto appearing as document 41.264 in the Data Room;

“2004 Business Plan” means the business plan of the Company relating to the period from 1 January to 31 December 2004 and all relevant documents relating thereto appearing as documents 41.53 and 41.243 to 41.261 of the Data Room;

“A380 Contract” shall have the meaning set out within Schedule 12;

“A380 Escrow Amount” means the lesser of (i) £12.5m (plus all accrued interest from Completion to the date of the A380 Payment (inclusive) at the Interest Rate) and (ii) the amount standing to the credit of the Escrow Account as at the A380 Determination Date;

““A” Ordinary Shares” means “A” Ordinary Shares of 50p each in the capital of the Company;

“Adjustment Date” has the meaning given in Schedule 5;

“Articles of Association” means the articles of association of the Company filed with the Registrar of Companies as at the date of this Agreement;

““B” Ordinary Shares” means “B” ordinary shares of 50p each in the capital of the Company;

“Balance Sheet Date” means 31 December 2003;

“Boeing 7E7 Programme” means the programme for the development, manufacture and supply of the Boeing 7E7 Dreamliner series of aircraft;

“Bonds” means the 11.875% High Yield Notes issued by Dunlop Standard Aerospace Holdings plc due 2009;

“Business Day” means a day (excluding Saturdays and Sundays) on which banks generally are open both in London and New York for the transaction of normal banking business;

“Company” means Dunlop Standard Aerospace Group Limited, a company incorporated and registered in England and Wales with company number 3573726 whose registered office is at Holbrook Lane, Coventry CV6 4AA;

“Companies Act” means the Companies Act 1985;

“Completion” means completion of the sale and purchase of the Shares in accordance with Clause 5;

“Completion Date” means the date on which Completion occurs in accordance with Clause 5;

“Conditions Precedent” means the conditions precedent specified in sub-clause 3.1;

“Confidentiality Agreement” means the letters of agreement between each of the Purchaser and the ERO Purchaser and JPMorgan plc and the Investor Representative dated, respectively, 9 March and 11 March 2004;

“Consideration” has the meaning given in sub-clause 2.8;

“Cornerstone Warranties” means the General Warranties and the Management Warranties contained in paragraphs 6.8, 10.3, 12.1.6, 12.1.7, 12.1.8, 12.4, 14.5.2, 15.2 and 16.1;

“D&M Business” means (1) the design and manufacture of wheels, brakes and braking systems for military, civil, regional and business aircraft, including helicopters and the associated aftermarket business; (2) the design and manufacture of polymers and composites products for aerospace applications; (3) the design and manufacture of de-icing equipment for aircraft including helicopters; (4) a fluids dynamics business including the design and manufacture of valves, heat exchangers, fuel cells and oil-separators; and (5) the certain industrial and transportation applications of technologies developed by and as currently carried on by the Group at the date of this Agreement;

“D&M Hedge” means the structured foreign exchange contracts entered into by Dunlop Aerospace Limited with The Royal Bank of Scotland on 30 December 2003, insofar as such contracts remain unexpired as at Completion, as detailed in the confirmation dated 6 January 2004 (the “Confirmation”), as disclosed in the Disclosure Letter;

“D&M Managers” means /s/ David Johnson, Chris Allen, Jonathan Facer, Steven Walker, John Whelan, Mark Johnson, Steven Salt, Chris Lee, David Jennings, Carl Trustee and Mike Lucas, each of them being a “D&M Manager”. In addition, for the purposes only of Clause 22 (and for no other purpose), the following individuals shall also be D&M Managers: Piet Walton-Knight, Robert Davies, Nick Griffin, Jerry Hoover, Geoff Melbourne, John Dixon, Stuart Farnell and David Sellers;

“Data Room” means the electronic data room maintained on behalf of the Vendors by Intralinks at https://services.intralinks.com and, where applicable, the physical data room maintained at the office of the Vendors’ Counsel, as at 14 June 2004;

“Debt” has the meaning given to it in Schedule 5;

“Disclosure Letter” means the letter having the same date as this Agreement from the Warrantors to the Purchaser and the ERO Purchaser;

“End Date” means 30 September 2004, or such later date as may be agreed between the parties;

“ERO Business” means the business of providing comprehensive repair and overhaul services on a wide range of gas turbine engines as used on regional, military and business jet aircraft, helicopters, ships, certain industrial applications and related engineering services currently carried on by the Group at the date of this Agreement;

“ERO Group” means each of Dunlop Standard Aerospace (U.S.) Inc., Standard Aero Limited, Standard Aero (Asia) Pte Limited, Standard Aero (Australia) Pty Limited and Dunlop Standard Aerospace (Nederland) BV and their subsidiaries after consummation of the Reorganisation and ERO Company means any of them;

“ERO Initial Consideration” means “Initial Consideration” as defined under the ERO Purchase Agreement;

“ERO Managers” means David Shaw, David Unruh, Edward Richmond, Bruce Clarke, Brad Bertouille, Lee Beaumont, Rene van Doorn, Paul Soubry, Brian Lanoway, Verna Taylor, Robert Stone, Mike Scott, Brad Forsyth, Greg Young, Harinder Grewal and Jose Dan Gonzalez, each of them being an “ERO Manager”. In addition, for the purpose of Clause 22 (and for no other purpose) the following individuals shall also be ERO Managers: Suzanne Hnatiuk, Kerry Boucher, Andres Gutierrez, Jim Henry, Ron Jonkman, Kim Laurans, Gord Pettigrew, Tom Roche, Ian Smart, Ad Timmermans, Lawrence Traa and Alex Yoong;

“ERO Purchase Agreement” means the sale and purchase agreement in relation to the ERO Business entered into on the date hereof by and between the Company, the ERO Vendors and the ERO Purchaser;

“ERO Shares” means the total issued capital stock or share capital of each of Dunlop Standard Aerospace (U.S.) Inc., Standard Aero Limited, Standard Aero (Asia) Pte Limited, Standard Aero (Australia) Pty Limited and Dunlop Standard Aerospace (Nederland) BV;

“ERO Vendors” means Dunlop Aerospace Limited, Dunlop Standard Aerospace Overseas Limited and Dunlop Standard Aerospace Overseas Investments Limited;

“ERO Warranties” means those Warranties set out in Part C of Schedule 7;

“Escrow Account” means a separately designated interest-bearing account in the name of the Escrow Agent;

“Escrow Agent” means JP Morgan plc or such other person as the Investor Representative and the Purchaser may agree in writing save that, in the event such parties cannot agree, such major bank with a AA credit rating or more as may be chosen by the Purchaser, and appointed pursuant to the Escrow Agreement;

“Escrow Agreement” means the agreement between the Purchaser, the Investor Representative and the Escrow Agent in the agreed form or in such other form as may reasonably be agreed between the Purchaser and the Investor Representative;

“Escrow Amount” means £25,000,000 and shall for the avoidance of doubt include the A380 Escrow Amount (as defined in Schedule 12);

“Estimated Net Debt” has the meaning given to it in Schedule 5;

“Financial Information” means the audited combined (i) balance sheets for those Group Companies being transferred to the ERO Purchaser under the ERO Purchase Agreement as of 31 December 2003 and 31 December 2002 and 31 December 2001; (ii) statements of operations; (iii) divisional equity; and (iv) cash flows including the notes to each of the foregoing of those Group Companies being transferred to the ERO Purchaser under the ERO Purchase Agreement for each of the fiscal years ended 31 December 2003, 31 December 2002 and 31 December 2001;

“GAAP” means generally accepted accounting principles in the United Kingdom;

“General Warranties” means the Warranties set out in Part A of Schedule 7;

“Governmental Entity” means any local, regional, national or foreign administrative agency, authority, arbitral tribunal, court, commission, department, division or other governmental or regulatory body;

“Group” means the Company and the Subsidiaries provided that neither the Purchaser nor the ERO Purchaser shall have any obligations following Completion for any such entities which are no longer Subsidiaries;

“Group Company” means the Company or any other member of the Group and “Group Companies” shall be construed accordingly;

“Indemnity Deed of Release” means the deed of release in the agreed form, to be signed by JP Morgan plc;

“Initial Cash Consideration” means (a) £793,000,000, less (b) an amount equal to Estimated Net Debt less (c) the Escrow Amount less (d) the Loan Note Amount;

“Initial Consideration” means (a) the Escrow Amount plus (b) the Initial Cash Consideration plus (c) the Loan Note Amount;

“Investment Agreement” means the investment agreement dated 31 July 1998 made between the Managers, the Investors, the Company and Doughty Hanson & Co. Managers Limited contained at document 1.3 of the Data Room;

“Investors’ Nominated Account” means a separately designated interest bearing bank account operated by the Investors’ Nominated Party on behalf of the Investors as notified in writing to the Purchaser;

“Investors’ Nominated Party” means Doughty Hanson & Co. Limited, a company incorporated with company number 2978632 whose registered office is at 45 Pall Mall, London SWlY 5JG;

“Investor Representative” means Doughty Hanson & Co. Limited;

“JPM Engagement Letter” means the letter between JP Morgan plc, the Company and Doughty Hanson & Co. Limited dated 11 March 2004;

“Key Employees” means the Warrantors, Jonathan Facer, Steven Walker, John Whelan, Mark Johnson, Steven Salt, Chris Lee, Mike Lucas, Dave Jennings, Carl Trustee, Mike Scott, Rob Stone, Brad Forsyth, Jose Dan Gonzalez, Harinder Grewal, Greg Young, Ad Timmermans and Alan Tibbatts and “Key Employee” should be construed accordingly;

“Laws” or “Law” means any applicable statute, rule or regulation including the rules of any regulatory body or the rules of any recognised stock exchange;

“LIBOR” means in relation to any amount the applicable screen rate as at 11.00 a.m. (UK time) on the relevant calculation date for the offering of deposits of that amount in sterling for a three-month period and the “screen rate” means The British Bankers’ Association Interest Settlement Rate for sterling for the period displayed on the appropriate page of the Telerate Screen;

“Lien” means a mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third party right or interest, other encumbrance or security interest of any kind, or another type of preferential arrangement (including, without limitation, a title transfer or retention arrangement) having similar effect;

“Loan Note Amount” means £1,517,000 being the aggregate of the nominal value of the QCB Loan Notes and the Non-QCB Loan Notes;

“Loan Note Instruments” means the QCB Loan Note Instrument and the Non-QCB Loan Note Instrument;

“Loan Notes” means the QCB Loan Notes and the Non-QCB Loan Notes to be issued by the Purchaser in accordance with sub-clause 2.7(c);

“Management Accounts” means the unaudited consolidated profit and loss account and the unaudited consolidated balance sheet and statement of unaudited consolidated cash flows of the Group in respect of the period starting on the day after the Balance Sheet Date and ending on 31 May 2004 annexed to the Disclosure Letter;

“Management Warranties” means those Warranties set out in Part B of Schedule 7;

“Manager D&M Representative” means Dave Johnson or such other party as may be notified in writing by a majority of the D&M Managers to the Purchaser, the ERO Purchaser, the Manager ERO Representative and the Investor Representative;

“Manager ERO Representative” means Bruce Clarke or such other person as may be notified in writing by a majority of the ERO Managers to the Purchaser, the ERO Purchaser, the Manager D&M Representative and the Investor Representative;

“Managers’ Nominated Account” means the Wragge & Co LLP client account at Lloyds TSB Bank plc, sort code 30-00-03, account number 0660947 or such other account operated by the Managers’ Nominated Party on behalf of the Managers as otherwise notified in writing to the Purchaser by the Managers’ Nominated Party;

“Managers’ Nominated Party” means Wragge & Co. LLP or such other person as may be nominated in writing by the Manager D&M Representative and the Manager ERO Representative to the Purchaser, the ERO Purchaser and the Investor Representative;

“Material Breach of Warranty” means any material breach of, or inaccuracy in, the following Warranties on the date hereof or as if repeated at Completion by reference to the facts and circumstances then existing and subject to the qualifications set out in paragraphs (d) and (e) in relation to those paragraphs:

(a)	any of the General Warranties and any breach will be material if the Vendors are not able to transfer all of the Shares at Completion;

(b)	Management Warranty 1.1 if the result is that, save as disclosed in Schedule 3, any shares in any Group Company (other than the Company) are not beneficially owned by another Group Company;

(c)	Management Warranties 2, 3.2.1, 3.2.4 and 3.2.5 on the basis that the words “so far as the Warrantors are aware” or any similar phrase had been omitted from such Warranties;

(d)	Management Warranties 12.1, 12.4, 16.2, 19.1.1 (in respect only of the first two sentences), 19.1.2, 19.2, 19.3, 19.4, 23 (other than the penultimate sentence of paragraph 23.3) on the basis that the words “so far as the Warrantors are aware” or similar phrase had been omitted from such Warranties, save in relation to (i) any contract or agreement which may have expired between the date hereof and the Completion Date; and (ii) in relation to Warranties 12.1.6, any new contract or agreement, 12.4, any new Tender and 16.2 any Lien entered into between the date hereof and the Completion Date otherwise than in breach of sub-clause 4.1(d) and Schedule 11; and

(e)	the Management Warranties (other than the Management Warranties referred to in sub-paragraphs (c) or (d) above) or the ERO Warranties, save in relation to (i) any contract or agreement which may have expired between the date hereof and the Completion Date; and (ii) any new contract or agreement entered into between the date hereof and the Completion Date otherwise than in breach sub-clause 4.1(d) and Schedule 11, but in any such case being a fact or circumstance in relation to which the Purchaser or the ERO Purchaser is not in breach of sub-clause 6.8 as at the date hereof, provided however that (i) in calculating the damages resulting from such breaches or inaccuracies Schedule 8 shall not apply to the Warranties listed above for the purposes of this definition or the definition of Material Breach of Undertaking and (ii) breaches of or inaccuracies in the Warranties listed in sub-paragraphs (d) and (e) above shall not constitute a Material Breach of Warranty unless the aggregate amount of all damages resulting from such breaches or inaccuracies when aggregated with Material Breaches of Undertaking of the type referred to in sub-paragraph (b) of the definition of Material Breach of Undertaking exceeds £10,000,000;

“Material Breach of an Undertaking” means either:

(a)	any material breach of the undertakings of the Vendors (however described) in sub-clauses 2.1, 2.3, 2.5, 3.6 (but in relation to sub-clause 3.6 only if the ERO Purchaser is unable to raise finance by the issuance of $100,000,000 (nominal) senior subordinated notes on terms substantially similar to those disclosed to the Investor Representative prior to the date hereof in connection with the ERO Purchase Agreement unless it is shown that the inability to raise such finance has not resulted from such a breach), sub-clause 4.1(a), 4.1(b), 4.1(d) (but only as set out below), 5.2, or 5.5 (a) and 5.5(b), and in relation to clause 4.1(d) only for breaches of the following paragraphs of Schedule 11: paragraphs 2.1, 2.2, 2.5 (in relation to the Warrantors) 2.7, 2.10, 2.11, 2.12, 2.13, 2.14, 2.19, 2.20, 2.23, 2.26, 2.27 or paragraph 2.28 insofar as it relates to any of the paragraphs enumerated in this sub-paragraph (a) and paragraphs 3(f) and 4 of Schedule 11; or

(b)	a breach of sub-clause 4.1(d) only for breaches of Schedule 11 not referred to in sub-paragraph (a) of this definition,

provided however that breaches of the undertakings referred to in sub-paragraph (b) above shall not constitute a Material Breach of Undertaking unless the aggregate amount of all damages resulting from such breaches of undertakings when aggregated with breaches of, and inaccuracies in, the Warranties listed in sub-paragraphs (d) and (e) of the definition of Material Breach of Warranty exceeds £10,000,000;

“Material Contracts” are those contracts or arrangements specified on the list referred to in paragraph 12.1.6 of Part B of Schedule 7;

“Non-QCB Loan Note Instrument” means the instrument dated 24 August 2004 constituting up to £410,000 3% fixed rate subordinated unsecured guaranteed loan notes due 2014 to be issued by the Purchaser;

“Non-QCB Loan Notes” means the notes constituted by the Non-QCB Loan Note Instrument;

“Non-Trading Companies” means Dunlop Standard Aerospace Group Limited, Dunlop Standard Aerospace Holdings plc, Dunlop Holdings Limited, Dunlop Limited, Dunlop Standard Aerospace Trustees Limited, Dunlop Standard Aerospace (U.S.) Legal Inc., Standard Aero de Mexico S.A. de C.V., Dunlop Standard Aerospace (UK) Limited, Dunlop Standard Aerospace Overseas Limited, Dunlop Standard Aerospace Overseas Investments, Dunlop Standard Aerospace (Nederland) B.V., Standard Aero International Pty. Limited and NOT FM Canada, Inc.;

“Opinions” means the opinion to be issued by the Vendors’ Counsel in relation to Group Companies incorporated in the United Kingdom and the United States and counsel representing the Vendors in relation to Group Companies in Australia, Singapore, Canada and Holland in the agreed form (subject to such amendments as may be necessary to reflect relevant local law) and subject to customary limitations and qualifications;

“Options” means those options to subscribe for Ordinary Shares and “A” Ordinary Shares issued by the Company pursuant to the Share Scheme and as set out in; Schedule 1;

“Option Holders” mean those Managers who are holders of Options;

“Ordinary Shares” means issued ordinary shares of 50p each in the capital of the Company;

“Permitted Liens” has the meaning set out in Schedule 7;

“Preference Shares” means the issued cumulative redeemable 10% preference shares of 50p each in the capital of the Company;

“Properties” means the properties as listed in Schedule 9;

“Purchase Price Adjustment” shall have the meaning given in Schedule 5;

“Purchase Price Adjustment Amount” shall have the meaning given in Schedule 5;

“Purchaser’s Counsel” means Clifford Chance LLP;

“Purchaser’s Counsel’s Account” means the Clifford Chance Client Account, sort code 40-05-30, account number 23181499 or such other account operated by the

Purchaser’s Counsel on behalf of the Purchaser as notified in writing to the Investor Representative;

“Purchaser’s Group” means the Purchaser and its group including, for the avoidance of doubt, each Group Company following Completion (other than ERO Companies);

“QCB Loan Note Instrument” means the instrument dated 24 August 2004 constituting up to £1,107,000 3% fixed rate subordinated unsecured guaranteed loan notes due 2014 to be issued by the Purchaser;

“QCB Loan Notes” means the notes constituted by the QCB Loan Note Instrument.

“Redemption Notice” means the redemption notice in relation to the Bonds pursuant to the terms of the indenture establishing the Bonds;

“Regulation S-X” means Regulation S-X promulgated by the SEC;

“Reorganisation” means the transfer of the entire issued share capital of each of Dunlop Aerospace North America Inc. and Stewart Warner South Wind Corporation from Dunlop Standard Aerospace (U.S.) Inc. to Meggitt–USA, Inc. for a consideration of £5,500,000 which shall be left outstanding interest free and payable by Meggitt–USA, Inc. on demand from the ERO Purchaser ;

“Resolutions” means the resolution or resolutions of the Purchaser Parent in form substantially similar to the resolution of the Purchaser Parent contained in the draft circular of the Purchaser Parent dated 26th June 2004;

“Sale Business” means the business carried on by the members of the Group as at the date of this Agreement;

“Sale Business Employee” means any employee of any member of the Group;

“Securities Act” means the Securities Act of 1933, as amended;

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended;

“Senior Business Employee” means any Key Employee and any current employee or officer or director of the Group whose annual salary at the date of this Agreement is in excess of £75,000 per annum;

“Shares” means all the Ordinary Shares in issue upon conversion of all the “A” Ordinary Shares and the “B” Ordinary Shares in issue into Ordinary Shares (including any additional “A” Ordinary Shares and Ordinary Shares to be issued pursuant to the exercise of Options by certain of the Option Holders) and the Preference Shares to be acquired by the Purchaser hereunder;

“Share Scheme” means the option deeds entered into by the Company and each of the Option Holders on the same terms as the standard form option deed and documents contained at document 1.6 of the Data Room;

“Subsidiaries” means the companies, details of which are set out in Part B of Schedule 3;

“subsidiary” and “subsidiaries” shall be construed in accordance with sections 736 and 736A of the Companies Act;

“subsidiary undertaking” shall be construed in accordance with section 258 of the Companies Act;

“Tax Authority” means any authority, whether of the United Kingdom or elsewhere, competent to impose, assess or collect Taxation, including but not limited to the Board of Inland Revenue and the Commissioners of Customs and Excise;

“Taxation” or “Tax” means all forms of taxation and all forms of statutory, governmental, state, federal, provincial, local government or municipal charges, deficiencies, duties, imposts, contributions, levies, withholdings or liabilities, including income, gross receipts, franchise, alternative or add-on minimum, estimated, sales, use, escheat, transfer, registration, value added, excise, utility, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, national insurance, unemployment, disability, payroll, license, occupation, employee or other withholding, or other tax, of any kind whatsoever and wherever imposed, including, without limitation, any interest, deficiencies, penalties or additions to tax or additional amounts in respect of the foregoing;

“Tax Return shall mean any return (including any information return), report, statement, schedule, notice, form or other document or information filed with or submitted to, or required to be filed with or submitted to, any governmental body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any applicable Tax law, including any amendment thereof;

“Tenders” means any bid, tender, sale or service proposal of any Group Company capable of acceptance which has not been accepted by the counterparty on the date of this Agreement and which, if accepted, would lead to a contract involving anticipated consideration or payments by or to a Group Company of an amount in excess of £5,000,000;

“Third Party Consents” means written consent from the parties to the contracts specified in Schedule 6 to the acquisition of the Shares as contemplated hereunder in terms reasonably satisfactory to the Purchaser (and “Third Party Consent” shall be construed accordingly);

“UK” means the United Kingdom of Great Britain and Northern Ireland;

“Underwriting Agreement” means the underwriting agreement to be entered into by the Purchaser on or before the date hereof in the agreed form;

“Updated Interim Financial Statements” means, collectively, the combined balance sheet of those Group Companies being transferred to the ERO Purchaser under the ERO Purchase Agreement for each calendar quarter after 31 December 2003 and the related combined statements of operations, changes in shareholder’s equity and cash flows for the period beginning 1 January 2004 and ending on such quarter end date, together with the financial statements for the corresponding period in the preceding fiscal year which shall be prepared in accordance with U.S. GAAP on a basis consistent with the combined unaudited interim financial statements of the ERO Group as of 31 March 2004 in the agreed form prepared by the Company for the quarter ending 31 March 2004 to present the combined financial position, results of operations and cash flows of those Group Companies being transferred to the ERO Purchaser under the ERO Purchase Agreement for the periods and dates covered thereby (subject to normal and recurring year end adjustments and the absence of notes);

“U.S. GAAP” means generally accepted accounting principles in the United States;

“US Newco” means a limited liability company to be incorporated in accordance with the Purchaser’s written instructions (to be received by the Investor Representative from the Purchaser not less than 10 Business Days prior to Completion) at the Purchaser’s cost in Delaware as a wholly owned subsidiary of Dunlop Aerospace Limited;

“VDD Report” means the due diligence reports prepared by PricewaterhouseCoopers on behalf of the Vendors dated 24 April 2004 in connection with the Group, the D&M Business and the ERO Business;

“Vendors” means the Managers and the Investors;

“Vendors’ Counsel” means Skadden, Arps, Slate, Meagher & Flom (UK) LLP;

“Vendors’ Nominated Accounts” means the Investors’ Nominated Account and the Managers’ Nominated Account;

“Warrantors” means Dave Shaw, David Unruh, Ed Richmond, Bruce Clarke, Brad Bertouille, /s/ David Johnson, Lee Beaumont, Rene van Doorn, Paul Soubry, Brian Lanoway, Chris Allen and Verna Taylor;

“Warrantors’ Certificate” means the certificate given by or on behalf of the Warrantors to the Purchaser in the agreed form provided in respect of those Conditions Precedent set out in sub-clauses 3.1(e) and (j) and that no Material Breach of Undertaking has occurred;

“Warranty” means a General Warranty, a Management Warranty or an ERO Warranty or any of them, as the case may be;

“Warranty Claim” means a claim by the Purchaser under or pursuant to sub-clause 6.1 in respect of the General Warranties and/or the Management Warranties and/or, as the case may be, a claim by the ERO Purchaser under or pursuant to sub-clause 6.2 in respect of the General Warranties, the Management Warranties and/or the ERO Warranties;

“Warranty Claim Period” means the earlier of (a) 28 February 2005 and (b) the determination of the Purchase Price Adjustment in accordance with Clause 2 and Schedule 5; and

“working hours” means 9.00 a.m. to 6.00 p.m. (UK time) on a Business Day and “close of business” shall mean 6.00 p.m. (UK time) on the relevant day.

1.2	In this Agreement, unless the context otherwise requires:

(a)	references to “persons” or “undertakings” shall include individuals, bodies corporate (wherever incorporated), unincorporated associations, partnerships, state or agency of a state or any works council or employee representative body (whether or not having separate legal personality) and other unincorporated bodies (in each case, wherever resident and for whatever purpose);

(b)	words defined in the singular have the corresponding meaning in the plural and vice versa;

(c)	any reference to “materiality” or “material” or any similar expression shall, unless the context otherwise requires, be construed in the context of the D&M Business taken as a whole and the ERO Business taken as a whole, respectively, as the case may be, in relation to any Warranty, covenant or undertaking given in this Agreement or in the definitions of Material Breach of Undertaking and Material Breach of Warranty but, in all other cases, such expressions shall be construed in the context of the Group taken as a whole on a consolidated basis;

(d)	references to “representatives” shall include directors, officers, employees, controlling shareholders, agents, advisers, attorneys, consultants and representatives;

(e)	references to Clauses, sub-clauses, Schedules and paragraphs are to the Clauses and sub-clauses of and Schedules to this Agreement and to the paragraphs in such Schedules respectively;

(f)	any reference to a statutory provision or an “enactment” is a reference to such statutory provision or enactment as from time to time amended after the date of this Agreement, consolidated or re-enacted (with or without modification) and includes all instruments or orders made under such statutory provision or enactment but only insofar as such amendment, consolidation, re-enactment, instrument or order does not increase the liability of any of the Purchaser, the ERO Purchaser or any of the Vendors under this Agreement;

(g)	any reference to a document “in the agreed form” is to the form of the relevant document agreed between the parties and for the purpose of identification initialled by each of them or on their behalf (in each case with such amendments as may be agreed in writing by or on behalf of the parties or their representatives);

(h)	references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any other legal concept shall, in respect of any jurisdiction other than England, be deemed to include the legal concept which most nearly approximates in that jurisdiction to the English legal term; and

(i)	references to a “party” are to each of the Managers, the Investors, the Purchaser or the ERO Purchaser and each of that person’s successors and permitted assigns, as the context may require, and the term “parties” shall be construed accordingly.

1.3	The Schedules form part of this Agreement and shall have the same effect as if expressly set out in the body of this Agreement. Accordingly, any reference to ‘this Agreement’ shall include the Schedules.

1.4	The headings herein are inserted for convenience of reference only and shall in no way be construed to define, limit, describe, explain, modify, amplify, or add to the interpretation, construction or meaning of any provision of, or scope or intent of, this Agreement nor in any way affect this Agreement.

1.5	A reference in Schedule 7 to “so far as the Warrantors are aware” or similar expression means the actual knowledge of the Warrantors and the actual knowledge the Warrantors would have had if they had made reasonable enquiries of each other and of the D&M Managers (in respect only of the D&M Business) and Alan Tibbatts (in respect only of the D&M Business) and the ERO Managers (in respect only of the ERO Business) as at the date of this Agreement and none of the Warrantors shall be required to make any enquiry of any other person.

2.	SALE OF THE SHARES AND CONSIDERATION

2.1	Upon the terms and subject to the conditions of this Agreement, each of the Vendors agrees to sell, and the Purchaser agrees to purchase, the Shares set out opposite his, her or its name in column 7 of Schedule 1 (if the Vendor is a Manager) or columns 3, 4 and 5 of Schedule 2 (if the Vendor is an Investor) at Completion on the terms that the same shall be sold with a full title guarantee free from all Liens, together with all rights which now are, or at any time hereafter may become, attached to them (including, without limitation, the right to receive all dividends and other distributions declared, made or paid hereafter) free from all Liens.

2.2	Each Option Holder:

(a)	agrees conditional upon Completion to exercise immediately prior to Completion the Options over the number of Shares set out against his or her name in column 6 of Schedule 1, having complied not later than 2 Business Days prior to Completion with such requirements to effect the exercise as the Company may reasonably specify and, immediately following exercise, to sell the Shares so acquired to the Purchaser in accordance with sub-clause 2.1; or

(b)	agrees, if he or she so elects, or if he or she fails to exercise his or her Options, conditional upon Completion, to the cash cancellation of the Options over the number of Shares set out against his or her name in column 5 of Schedule 1 in the amount they would have received had they exercised their Options and sold their Shares pursuant to this Agreement (net of the exercise price).

2.3	Each Option Holder who exercises Options in accordance with sub-clause 2.2(a) hereof agrees, conditional upon Completion, to take such steps as may be reasonably required by the Company or the Purchaser in connection with the sale of the Shares acquired on exercise of his Options pursuant to sub-clause 2.2(a).

2.4	Each Option Holder specified in Schedule 1 as cancelling the Options set opposite his or her name waives, releases and forever discharges the Purchaser and any member of the Purchaser’s Group and any ERO Company against all actions, proceedings, claims, demands and costs which he or they may now have or would have had in relation to such Options and/or Share Scheme but for the execution of this Agreement.

2.5	Each of the Managers and the Investors severally waives or will procure the waiver of any rights of pre-emption or other restriction and transfer in respect of the Shares including the allotment of Shares issued as a result of the exercise of an Option or any of them conferred on him, her or it under the Articles of Association (in particular, but not limited to, Article 17 thereof), the Investment Agreement (in particular, but not limited to, clauses 13 and 14 thereof) and, if any, in respect of the ERO Shares or any of them or otherwise and will before Completion procure the irrevocable waiver of any such right or restriction conferred on any other person who is not a party to this Agreement.

2.6	The aggregate consideration payable by the Purchaser to the Vendors for the Shares is the Consideration.

2.7	At Completion, the Purchaser shall:

(a)	pay or procure the payment on account of the Consideration of an amount equal to the Initial Cash Consideration to the Investors’ Nominated Account and to the Managers’ Nominated Account in the proportions as notified in writing by the Investor Representative in accordance with sub-clause 2.11 to the Purchaser and the Purchaser shall not be concerned to see to the application of any such amount as between the Investors and the Managers;

(b)	pay or procure the payment on account of the Consideration of the Escrow Amount to the Escrow Account ; and

(c)	(i) execute the Loan Note Instruments; (ii) issue and allot to each Manager QCB Loan Notes or Non-QCB Loan Notes with an aggregate nominal value equal to the amount set opposite his or her name in columns 8 or 9 (as appropriate) of Schedule 1; (iii) enter the name of each such Manager into the register of QCB Loan Note holders or Non-QCB Loan Note holders (as appropriate); and (iv) deliver a certificate in respect of such Loan Notes to each such Manager.

2.8	The Initial Consideration shall be adjusted in accordance with Schedule 5 and Schedule 12 (such adjusted Initial Consideration herein referred to as the “Consideration”).

2.9	On calculation of the Consideration in accordance with Schedule 5 and Schedule 12:

(a)	if any Purchase Price Adjustment requires a payment to be made to the Purchaser:

(i)	such adjustment is determined following the A380 Payment Date, then within 5 Business Days of determination of such Purchase Price Adjustment, the Purchaser and the Investor Representative shall instruct the Escrow Agent to pay an amount equal to such Purchase Price Adjustment, subject always to sub-clause 2.10, from the Escrow Account to the Purchaser’s Counsel’s Account and following such payment any balance of monies standing to the credit of the Escrow Account thereafter to the Investors’ Nominated Account and the Managers’ Nominated Account; or

(ii)	such adjustment is determined prior to the A380 Payment Date, then within 5 Business Days of determination of such Purchase Price Adjustment, the Purchaser and the Investor Representative shall instruct the Escrow Agent to pay such an amount equal to such Purchase Price Adjustment, subject always to sub-clause 2.10, from the Escrow Account to the Purchaser’s Counsel’s Account and following such payment the excess of any balance over £12.5 million (plus accrued interest thereon at the Interest Rate from Completion to the date of such payment), then standing to the credit of the Escrow

Account thereafter to the Investors’ Nominated Account and the Managers’ Nominated Account.

(b)	if any Purchase Price Adjustment requires a payment to be made to the Vendors and:

(i)	such payment is required to be made following the A380 Payment Date, then within 5 Business Days of determination of such Purchase Price Adjustment, (i) the Purchaser and the Investor Representative shall instruct the Escrow Agent to pay the amount standing to the credit of the Escrow Account to the Investors’ Nominated Account and the Managers’ Nominated Account; and (ii) the Purchaser shall pay an amount equal to such Purchase Price Adjustment to the Investors’ Nominated Account and the Managers’ Nominated Account; or

(ii)	such payment is to be made prior to the A380 Payment Date, then within 5 Business Days of determination of such Purchase Price Adjustment, (i) the Purchaser and the Investor Representative shall instruct the Escrow Agent to pay such amount from the Escrow Account as would, following such payment, leave a balance of £12.5 million (plus accrued interest thereon at the Interest Rate from Completion to the date of such payment), in the Escrow Account to the Investors’ Nominated Account and the Managers’ Nominated Account and (ii) the Purchaser shall pay an amount equal to such Purchase Price Adjustment to the Investors’ Nominated Account and the Managers’ Nominated Account; and

(c)	if there is no Purchase Price Adjustment and:

(i)	such adjustment is determined following the A380 Payment Date, then within 5 Business Days of determination of such Purchase Price Adjustment, the Purchaser and the Investor Representative shall instruct the Escrow Agent to pay the balance of monies standing to the credit of the Escrow Account to the Investors’ Nominated Account and the Managers’ Nominated Account; or

(ii)	such adjustment is determined prior to the A380 Payment Date, then within 5 Business Days of determination of such Purchase Price Adjustment, the Purchaser and the Investor Representative shall instruct the Escrow Agent to pay such an amount from the Escrow Account, as would, following such payment, leave a balance of £12.5 million (plus accrued interest thereon at the Interest Rate from Completion to the date of such payment) in the Escrow Account, to the Investors’ Nominated Account and the Managers’ Nominated Account.

2.10	Notwithstanding any other provision of this Agreement to the contrary, (i) the Vendors’ liability to the Purchaser in respect of any payment relating to any Purchase Price Adjustment pursuant to sub-clause 2.9(a) and the A380 Payment pursuant to sub-clause 2.13 and Schedule 12 is, in aggregate, limited to the balance of monies standing to the credit of the Escrow Account as at the date of payment from the Escrow Account in accordance with this Clause 2, Schedule 5 and Schedule 12; and (ii) the Purchaser’s liability to the Vendors in respect of any payment relating to any

Purchase Price Adjustment pursuant to sub-clause 2.9(b) shall be limited to £25,000,000.

2.11	The Consideration shall be payable to the Vendors as follows:

(a)	firstly, to the Investors in an amount equal to the subscription price of £1 per Preference Share held plus any and all accrued cumulative 10% dividends payable in accordance with the Articles of Association at the date of Completion (subject always to the amount of such accumulated dividend, when aggregated with such subscription price and the Loan Note Amount, not exceeding the amount of the Initial Cash Consideration and the Escrow Amount); and

(b)	secondly, the balance of the Consideration to the Vendors pro rata to their holdings at Completion of “A” Ordinary Shares, “B” Ordinary Shares and/or Ordinary Shares including any shares issued pursuant to sub-clause 2.2(a), as a percentage of all such shares.

2.12	Notwithstanding any other provision of this Agreement, the Purchaser shall not be concerned to see to the application as between the Investors and the Managers of any amounts notified to the Purchaser by the Investor Representative pursuant to this Clause 2 nor shall the Purchaser be concerned with the apportionment of the Consideration referred to in sub-clause 2.11 which, in relation to the Purchaser, is provided for information purposes only.

2.13	The A380 Payment shall be determined and made in accordance with this Clause 2 and Schedule 12.

3.	CONDITIONS PRECEDENT

3.1	Completion of the sale and purchase of the Shares shall be conditional upon the following Conditions Precedent being fulfilled or waived by the Purchaser as the case may be:

(a)	the Purchaser Parent’s shareholders having passed the Resolutions without material amendment;

(b)	the Underwriting Agreement having become unconditional in all respects and not having been terminated in accordance with its terms;

(c)	in relation to the D&M Business, all possible prohibitions of putting a concentration into effect pursuant to Section 41(1) of the German Act against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen) having been removed;

(d)	the Purchaser having received written notice from the Committee on Foreign Investment in the United States that review of the proposed acquisition by the Purchaser of the D&M Business under Section 721 of the United States Defense Production Act of 1950, as amended, has been concluded; and the President of the United States has not announced his intention to suspend or prohibit such acquisition or seek divestment or other relief pursuant to the authority granted him under the Defense Production Act of 1950, as amended;

(e)	no event, circumstance or condition having occurred that has, or would reasonably be expected to have, a material adverse change in or effect on the assets, liabilities, business, condition (financial or otherwise) or operations (including results of operations) of either of the D&M Business and/or the ERO Business;

(f)	grant of the Third Party Consents;

(g)	the ERO Purchase Agreement having become unconditional in all respects (save in respect of any condition contained therein relating to completion of this Agreement and payment of the ERO Initial Consideration);

(h)	no preliminary or permanent injunction or other order of any court of competent jurisdiction restraining or prohibiting the consummation of the transaction contemplated hereby shall be in effect;

(i)	the Office of Fair Trading not having decided to refer the proposed acquisition of the Company by the Purchaser or any matter arising therefrom to the Competition Commission, and the Secretary of State not having given an intervention notice to the Office of Fair Trading under Section 42(2) of the Enterprise Act 2002 in respect of the proposed acquisition of the Company by the Purchaser or any matter arising therefrom;

(j)	there shall not have occurred a Material Breach of Warranty; and

(k)	Dunlop Standard Aerospace Overseas Limited having received the certificate from the Minister of National Revenue described in clause 4.1(a) of the ERO Purchase Agreement in the terms set out therein with such assistance as may be reasonably required of the Purchaser to obtain such certificate.

3.2	The Purchaser shall, and to the extent required, the Investors shall instruct the Company to and the Warrantors and the D&M Managers shall, as far in each case as the Company, the Warrantors and the D&M Managers are lawfully able to do so, use all reasonable endeavours to procure the satisfaction of the Conditions Precedent. This shall include, but not be limited to applying for the regulatory clearances set out in sub-clauses 3.1(c) and 3.1(d), pursuing such clearances with all reasonable despatch and making a filing of a notification and/or report form (as appropriate) for the purposes of the regulatory clearance set out in sub-clauses 3.1(c) and 3.1(d), in connection with the proposed sale and purchase of the Shares promptly after the date of this Agreement but in no event no later than 2 Business Days thereafter and to supply promptly any additional information and documentary material that may be requested by any Governmental Entity pursuant to such filings. The Purchaser Parent shall post the circular containing the Resolutions within one Business Day of the signing of this Agreement. The ERO Purchaser shall, and to the extent required, the Investors shall instruct the Company to and the Warrantors and the D&M Managers shall, as far in each case as the Company, the Warrantors and the D&M Managers are lawfully able to do so, use all reasonable endeavours to procure the satisfaction of the conditions precedent to the ERO Purchase Agreement. This shall include, but not be limited to (i) applying for the regulatory clearances set out in sub-clause 3.1(a), 3.1(b), 3.1(c), 3.1(d) and 3.1(e) of the ERO Purchase Agreement in connection with the proposed sale and purchase of the ERO Shares contemplated by the ERO Purchase Agreement promptly after the date of this Agreement but in any event no later than 2 Business Days thereafter, pursuing such clearances with all reasonable despatch and to supply promptly any additional information and documentary material that may be requested by any Governmental Entity pursuant to such filings.

3.3	The Purchaser Parent shall:

(a)	use all reasonable endeavours to procure that the meeting of the Purchaser Parent’s shareholders is convened to consider and, if thought fit, approve the Resolutions and to procure that such meeting shall only be adjourned as may be required by Law; and

(b)	not agree any material amendment to the Underwriting Agreement without the prior written consent of the Investor Representative (such consent not to be unreasonably withheld or delayed).

3.4	The Investors shall instruct the Company to and the Warrantors and the D&M Managers shall, as far in each case as the Company, the Warrantors and the D&M Managers are lawfully able to do so, procure that none of the Group Companies agrees any material amendment to the ERO Purchase Agreement without the prior written consent of the Purchaser (such consent not to be unreasonably withheld or delayed).

3.5	Sub-clause 3.1 of this Agreement and sub-clause 3.1 of the ERO Purchase Agreement sets out an exhaustive list of jurisdictions in which the parties have agreed mandatory filings are required as a result of the execution, delivery and performance by the Purchaser, the ERO Purchaser and the Vendors of this Agreement and by the ERO Purchaser, the Company and the ERO Vendors as a result of their execution, delivery and the performance of ERO Purchase Agreement, respectively. Sub-clause 3.1 of this Agreement and sub-clause 3.1 of the ERO Purchase Agreement may, however, be extended to include additional mandatory filings only insofar as additional information is disclosed by the Vendors to the Purchaser or to the ERO Purchaser or local legislation is amended following the date of this Agreement which in either case has the effect of making applicable a mandatory filing as a result of the execution, delivery and performance by the Purchaser, the ERO Purchaser and the Vendors of this Agreement and the ERO Purchaser, the Company and the ERO Vendors as a result of their execution, delivery and the performance of the ERO Purchase Agreement. In such event, such additional mandatory filings will be deemed to be added to the jurisdictions referred to in sub-clause 3.1 of this Agreement and sub-clause 3.1 of the ERO Purchase Agreement. The Purchaser and the ERO Purchaser shall and, to the extent reasonably required, the Investors shall instruct the Company to and the Warrantors and the D&M Managers shall, as far in each case as the Company, the Warrantors and the D&M Managers are lawfully able to do so, use commercially reasonable efforts to obtain all authorisations, consents, orders and approvals of, and to give all notices to and make all filings with, all Governmental Entities and other third parties that may be or become necessary for the execution and delivery of, and the performance of the obligations of the Purchaser, the ERO Purchaser and the Vendors pursuant to this Agreement or, as applicable, the ERO Purchase Agreement. The Purchaser and the ERO Purchaser shall and, to the extent reasonably required, the Investors shall instruct the Company to and the Warrantors and the D&M Managers shall, in each case as far as the Company, the Warrantors and the D&M Managers are lawfully able to do so, co-operate with such other parties in promptly seeking to obtain all such authorizations, consents, orders and approvals, giving such notices, and making such filings.

3.6	The Investors shall instruct the Company to and the Warrantors and the D&M Managers shall, in each case as far as the Company, the Warrantors and the D&M Managers are lawfully able to do so (provided always that no Warrantor or D&M Manager shall be required to incur any personal liability or out of pocket expenses in respect thereof), co-operate with and assist the Purchaser and/or the ERO Purchaser

(or advisers or funders nominated by the Purchaser or the ERO Purchaser (as appropriate)) in order to procure satisfaction of the Conditions Precedent set out in sub-clause 3.1 of this Agreement and the conditions precedent set out in sub-clause 3.1 of the ERO Purchase Agreement including, but not limited to, the following (with the exception, in respect of the Investors, of sub-clause 3.6(b)(iii)):

(a)	giving the Purchaser, on a timely basis, such information about themselves as the Purchaser may reasonably require in connection with satisfying the Conditions Precedent;

(b)	providing the ERO Purchaser and the Purchaser (in connection with sub-paragraph (iii) only) with such assistance and information as it reasonably requires to secure any debt financing it reasonably requires in connection with the sale and purchase of the Shares and/or the ERO Shares and any syndication of such debt financing, including but not limited to:

(i)	using commercially reasonable efforts to procure that the Company’s accountants co-operate with the ERO Purchaser in this regard;

(ii)	arranging for the employees of the Company and its Subsidiaries to assist in the preparation of written offering materials used to complete such debt financings;

(iii)	providing reasonable and customary representations to the Company’s accountants, for instance, the provision of officer information certificates and (to the extent they are able), procure that Group Companies (other than the Purchaser) pass the resolutions necessary to authorise applicable financial assistance at Completion and take all ancillary steps thereto and provided always that no Manager shall be required to participate in their capacity as a director of any Group Company in any process involving financial assistance under the Companies Act thereto;

(iv)	arranging for employees of the Company and its Subsidiaries to participate in presentations, road shows and due diligence meetings relating to such debt financing as may be reasonably required;

(v)	delivering to the ERO Purchaser as soon as reasonably practical, the Financial Information in a form that complies with Regulation S-X;

(vi)	delivering to the ERO Purchaser the Updated Interim Financial Statements for the 3 months to 30 June 2004 and the corresponding period for the previous financial year as soon as reasonably practicable and, in any event, by 10 August 2004;

(vii)	prior to delivery by the Company to the ERO Purchaser of the Updated Interim Financial Statements, using commercially reasonable efforts to cause the Company’s accountants to perform a SAS-100 review with respect to such Updated Interim Financial Statements; and

(viii)	using commercially reasonable efforts to cause the Company’s accountants to (A) provide the ERO Purchaser, at the ERO Purchaser’s expense, with opinions and consents (including, without limitation, audit reports) which the ERO Purchaser may reasonably require with respect to the financial statements of the ERO Business and/or the Group Companies being transferred to the ERO Purchaser under the ERO Purchase Agreement for inclusion in any offering memoranda prepared in connection with any offering of securities pursuant to Rule 144A promulgated under the Securities Act, or for the completion of filings with the SEC under the Securities Act or the Securities Exchange Act; and (B) provide, at the ERO Purchaser’s expense, any “comfort letters” reasonably requested by the ERO Purchaser.

3.7	The Purchaser and the ERO Purchaser acknowledge and agree that their sole remedy for breach by any of the Vendors of sub-clause 3.6 shall, to the extent permitted to do so in Clause 7 of this Agreement, be termination of this Agreement and that in such event no claim for damages or for any other relief (whether in law or in equity) shall be brought by the Purchaser or the ERO Purchaser or any of their representatives or affiliates against the Vendors or any of them.

3.8	If at any time any of the Vendors, the Purchaser or the ERO Purchaser becomes aware of an event, circumstance or condition that would reasonably be likely to prevent a Condition Precedent being satisfied, it shall promptly inform the other parties to this Agreement.

3.9	At any time prior to Completion, the Purchaser may waive a Condition Precedent by written notice to the Investor Representative, the Manager D&M Representative, the Manager ERO Representative and the ERO Purchaser on any terms that it may, acting reasonably, decide.

4.	UNDERTAKINGS

4.1	During the period from the date of this Agreement to Completion, except as may be consented to by the Purchaser and by the ERO Purchaser (such consent not to be unreasonably withheld, rendered subject to unreasonable conditions or unreasonably delayed), the Investors shall instruct the Company to and the Warrantors and the D&M Managers shall use their commercially reasonable endeavours to:

(a)	provide the Purchaser and the ERO Purchaser and their respective authorised representatives reasonable access, to the extent only that such access is reasonably required by the Purchaser to effect Completion or by the ERO Purchaser to effect completion of the ERO Purchase Agreement, to books, records, personnel, offices and other facilities and properties of the Group; and

(b)	permit the Purchaser and the ERO Purchaser to make such inspections thereof as the Purchaser and the ERO Purchaser may reasonably request,

provided, however, that any such access shall be conducted at the expense of the Purchaser or the ERO Purchaser, as the case may be, at a reasonable time during normal business hours and in such a manner as to maintain the confidentiality of such information, this Agreement and the transactions contemplated hereby and the ERO Purchase Agreement and the transactions contemplated thereby and not to interfere unreasonably with the operation of any member of the Group. Subject to sub-clause 14.1, all information and access provided to the Purchaser and the ERO Purchaser pursuant to this sub-clause 4.1 and Schedule 11 shall be subject to the terms and conditions of the Confidentiality Agreement;

(c)	procure the payment prior to Completion by the Company to Managers eligible to participate in the existing management incentive compensation scheme of sums payable under that scheme in an aggregate amount of up to £950,000 if the Adjustment Date (as defined in Schedule 5) is the last Business Day in the month of July, £1,050,000 if the Adjustment Date is the last Business Day in the month of August and £1,200,000 if the Adjustment Date is the last Business Day in the month of September;

(d)	cause each Group Company to comply with the matters and obligations set out in Schedule 11 and to notify each of the Purchaser and the ERO Purchaser if any of them becomes aware of a fact, matter or circumstance which would reasonably be expected to prevent any Group Company, Warrantor or any D&M Manager from complying with Schedule 11; and

(e)	procure that the ERO Vendors deliver the documents required by the ERO Purchaser pursuant to Schedule 3 of the ERO Purchase Agreement.

4.2	Each of the Warrantors and the D&M Managers severally agrees that, for the period of one year immediately following Completion, they shall not, directly or indirectly, operate, engage in, own, lease, manage, control, invest in, act as consultants or advisors to or otherwise assist any person or entity that carries on any business carried on by any member of the Group as at Completion and which is carried on within the European Union, the United States of America or Canada (in this Clause, a “Restricted Business”).

4.3	Nothing in Clause 4.2 shall prevent the Warrantors and the D&M Managers or any of them from (i) operating, engaging in, owning, leasing, managing, controlling, investing in, acting as consultants or advisors to or otherwise assisting any person or entity that carries on a Restricted Business after such time as the Purchaser or the ERO Purchaser, as applicable, ceases to carry on or be engaged in or economically interested in such business to any significant extent; (ii) carrying on or being actively engaged in any business from time to time in the future that includes the activities the carrying on of which would otherwise amount to a breach of the undertaking contained in sub-clause 4.2 if such activities form an ancillary part of its business or are incidental to its business; (iii) being the holder of shares or other securities (conferring not more than two (2) per cent of the votes that would normally be cast at a general meeting of that company) or debentures or other securities listed, quoted or dealt in on any securities or investment exchange or quotation system of a company which is engaged in a Restricted Business; (iv) acquiring and then being engaged in or carrying on the whole or any part of a business that includes activities the carrying on of which would otherwise amount to a breach of the undertaking contained in Clause 4.2 if the annual turnover of such activities does not amount to ten (10) per cent or more of the aggregate turnover of the business concerned; or (v) being involved in the D&M Business or the ERO Business.

4.4	Each of the Warrantors and the D&M Managers, the Purchaser and the ERO Purchaser acknowledges and agrees that (i) the covenants set forth in sub-clauses 4.2 and 4.5 are reasonable in geographical and temporal scope and in all other respects, (ii) the Purchaser and the ERO Purchaser would not have entered into, respectively, this Agreement or the ERO Purchase Agreement but for the covenants contained herein, and (iii) the covenants contained herein have been made in order to induce the Purchaser and the ERO Purchaser to enter into, respectively, this Agreement and the ERO Purchase Agreement, as applicable. If, at the time of enforcement of sub-clauses 4.2 and 4.5, a court of competent jurisdiction shall hold that the duration, scope or area restrictions stated herein are unreasonable under the circumstances then existing, the parties agree that the maximum duration, scope or area reasonable under such circumstances shall be substituted for the stated duration, scope or area. Nothing in this Clause 4 shall prevent the Warrantors and the D&M Managers from taking any step pursuant to their rights or obligations as employees of a Group Company.

4.5	Each Warrantor and D&M Manager severally undertakes to the Purchaser and to the ERO Purchaser that it will not, for a period of twelve months starting on the Completion Date, directly or indirectly solicit or contact with a view to his engagement or employment by another person a Key Employee.

4.6	The placing of an advertisement available to members of the public generally or the recruitment of a Key Employee through an employment agency shall not, however, constitute a breach of sub-clause 4.5 above, provided that no Warrantor or D&M Manager encourages or advises such agency to approach such Key Employee.

4.7	Each of the Purchaser and the ERO Purchaser agrees that it shall cause the preservation and retention of all records relating to the accounting and tax affairs of the Group Companies in an accurate and complete fashion for a period of at least three years from Completion; provided, however, that records relating to Tax shall be kept for the applicable statutory period (including extensions thereof), if longer than three years. The applicable statutory period in this sub-clause 4.7 shall be the minimum period laid down by any statute, regulation, instrument or other published practice or rule, in the United Kingdom, Canada or the United States of America, relevant to the retention of records for the purpose of taxation. After such period, the Purchaser and the ERO Purchaser shall procure that at least ninety calendar days’ prior written notice of the destruction of any such records shall be given to the Investor Representative and the Investor Representative shall be given an opportunity, at the reasonable cost and expense of the Investor Representative, to remove and retain all or any part of such records to the extent that they relate to the period the Investors held shares in the Company as it may select. During such period, duly authorised representatives of the Investor Representative shall, upon reasonable notice, have access thereto during normal business hours to examine and inspect such records to the extent that they relate to the period the Investors held shares in the Company and shall be provided with such copies of the same as they shall reasonably request. Following the expiry of thirty (30) days after such written notice of such destruction is given, the Purchaser or the ERO Purchaser shall be entitled to destroy such records to the extent they have not been removed by the Investor Representative.

4.8	In consideration of the Vendors entering into this Agreement, the Purchaser Parent unconditionally and irrevocably guarantees to each of the Vendors as primary obligor and not merely as surety and as a continuing obligation the proper and punctual performance by the Purchaser of all its obligations under or pursuant to this Agreement PROVIDED THAT the liability of the Purchaser Parent under this sub-clause 4.8 shall not exceed the liability of the Purchaser.

4.9	The Purchaser Parent’s liability under this Agreement shall not be discharged or impaired by:

(a)	any amendment to or variation of this Agreement, or any waiver of or departure from its terms, or any assignment of it or any part of it, or any document entered into under or in connection with this Agreement;

(b)	any intermediate payment or settlement of account by, or release of, or granting of time or other indulgence to, the Purchaser or any third party, or the existence or validity of any other security or guarantee taken by the Vendors in relation to this Agreement or any enforcement of or failure to enforce or the release of any such security or guarantee;

(c)	any change of control, merger or consolidation with any other person, dissolution, reconstruction, arrangement or reorganisation, legal limitation, incapacity or lack of corporate power or authority or other circumstances of, or any change in the constitution or corporate identity or loss of corporate identity by, the Purchaser or any other person (or any act taken by the Vendors in relation to any such event);

(d)	any winding up, insolvency or bankruptcy of or analogous proceedings relating to the Purchaser; and

(e)	any other act, event neglect or omission whatsoever (whether or not known to the Vendors, the Purchaser or the Purchaser Parent) which would or might (but for this sub-clause 4.9(e)) operate to impair or discharge the Purchaser Parent’s liability under sub-clauses 4.8 and 4.9 or any obligation of the Purchaser or to afford the Purchaser Parent or Purchaser any legal or equitable defence.

4.10	The Investors shall instruct the Company to and the Warrantors and the D&M Managers shall use their commercially reasonable endeavours to co-operate with the Purchaser and the ERO Purchaser during the period from the date of this Agreement to Completion in: (i) conducting any consultation process which may be required by law in respect of any Sale Business Employee; and (ii) making such arrangements as the Purchaser and the ERO Purchaser, each acting reasonably, may agree are appropriate in relation to the benefits applicable to such Sale Business Employees.

4.11	The Investors shall procure that, at or prior to Completion, payment of all fees and expenses of JP Morgan plc outstanding under the JPM Engagement Letter is made out of the proceeds to be received by the Investors hereunder and the Vendors authorise the Investors to deduct such fees from sums due to them by direction pursuant to sub-clause 2.11.

5.	SIGNING AND COMPLETION

5.1	Signing of this Agreement shall take place at the offices of the Vendors’ Counsel at 40 Bank Street, Canary Wharf, London E14 5DS. Completion shall take place at the same address at 9:00 a.m. (UK time) on the later of (i) a Business Day which is the third Business Day after the date on which all of the Conditions Precedent have been satisfied or waived or deemed to have been satisfied or waived or (ii) the first Business Day which is 45 days after the date of this Agreement, provided that if the operation of this sub-clause 5.1 would otherwise cause Completion to occur other than on the last Business Day of a calendar month or in the first 20 days of a calendar month, then Completion shall be postponed to the first occurring Business Day which is the last Business Day of such calendar month. Without prejudice to the generality of the foregoing, the parties hereto have agreed that Completion may occur on 24th August 2004.

5.2	At the signing of this Agreement, each Vendor shall deliver (or cause to be delivered) to the Purchaser or the ERO Purchaser, or, if provided expressly for in this Agreement, cause to be held to the order of the Purchaser or the ERO Purchaser, the documents that relate to him or her as listed in Part 1 of Schedule 4.

5.3	At the signing of this Agreement the Purchaser shall deliver to the Investor Representative the documents listed in Part 2A of Schedule 4.

5.4	At the signing of this Agreement the ERO Purchaser shall deliver to the Investor Representative the documents listed in Part 2B of Schedule 4.

5.5	At Completion:

(a)	each Vendor shall deliver to the Purchaser or the ERO Purchaser each of the documents as listed in Parts 3A and 3B of Schedule 4;

(b)	each Vendor shall procure that all steps reasonably required are taken properly to effect the matters listed in Part 3A and 3B of Schedule 4 at board meetings of the Company and shall deliver to the Purchaser duly signed minutes of all such board meetings; and

(c)	the Purchaser shall deliver to the Investor Representative the Escrow Agreement duly executed by the Purchaser.

5.6	The parties agree that the money in the Escrow Account shall only be used in accordance with sub-clause 2.9, Schedule 5 and the provisions set out in the Escrow Agreement. Each party shall ensure that all rights to the money in the Escrow Account remain free from any Liens, set-off or counterclaim.

5.7	The Investors’ Nominated Party is hereby irrevocably authorised by the Investors to receive all amounts (within the Investors’ Nominated Account) expressed to be payable to the Investors pursuant to any provision of this Agreement and the receipt by the Investors’ Nominated Party of each such amount shall be an absolute discharge to the Purchaser who shall not be concerned to see to the application of any such amount thereafter. The Managers’ Nominated Party is hereby irrevocably authorised by the Managers to receive all amounts (within the Managers’ Nominated Account) expressed to be payable to the Managers pursuant to any provision of this Agreement and the receipt by the Managers’ Nominated Party of each such amount shall be an absolute discharge to the Purchaser who shall not be concerned to see to the application of any such amount thereafter.

5.8	The Purchaser’s Counsel are hereby irrevocably authorised by the Purchaser to receive all amounts (within the Purchaser’s Counsel’s Account) expressed to be payable to the Purchaser pursuant to any provision of this Agreement and the receipt by the Purchaser’s Counsel of each such amount shall be an absolute discharge to the Vendors who shall not be concerned to see to the application of any such amount thereafter.

5.9	All monies to be transferred pursuant to sub-clause 2 of this Agreement and Schedules 5 and 12, shall be made by transfer of funds for same day value to:

(a)	the Vendors’ Nominated Accounts if a payment is due to the Vendors;

or, as the case may be:

(b)	the Purchaser’s Counsel’s Account if a payment is due to the Purchaser,

provided always that (i) such payments will be made in the proportions notified in writing by the Investor Representative in accordance with sub-clause 2.11 to the Purchaser and (ii) such payments shall be made without any set off, restriction or condition and without any deduction or withholding (save only as required by law) unless otherwise specified in this Agreement.

5.10	Notwithstanding any other provision within this Agreement, neither the Purchaser nor the Vendors shall be obliged to complete this Agreement unless:

(a)	the parties comply with their respective obligations under Clause 2, Clause 5 and Schedule 4;

(b)	the purchase of the ERO Shares pursuant to the ERO Purchase Agreement takes place contemporaneously with Completion;

(c)	the purchase of all the Shares is completed simultaneously and all rights, including contingent rights, to subscribe for shares in the Company are waived or extinguished or lapse on or prior to Completion;

(d)	the Options are exercised or cancelled in accordance with the terms of this Agreement ; and

(e)	the transactions contemplated by the Reorganisation take place contemporaneously with Completion.

5.11	If Completion does not take place on the Completion Date because either: (i) any party to this Agreement other than the Purchaser or the ERO Purchaser; or (ii) any party to this Agreement other than a Vendor, has failed to comply with any of its obligations under Clause 5 and Schedule 4 then, in the case of (i) above, the Purchaser and the ERO Purchaser may by notice to the Investor Representative, and in the case of (ii) above, the Investor Representative may, by notice to the Purchaser and the ERO Purchaser:

(a)	proceed to Completion to the extent reasonably practicable (but if the Purchaser exercises its right pursuant to this sub-clause 5.11(a), completion of the purchase of some of the Shares does not affect the Purchaser’s rights or obligations in connection with the other Shares or the exercise or cancellation of the Options under the terms of this Agreement);

(b)	postpone Completion to a date not more than 10 Business Days after the anticipated Completion Date provided always that such date is not later than the End Date, other than pursuant to sub-clause 7.1(b); or

(c)	terminate this Agreement.

5.12	If a non-defaulting party postpones or such non-defaulting parties postpone Completion to another date in accordance with sub-clause 5.11(b), the provisions of this Agreement apply as if that other date is the Completion Date.

5.13	Except as agreed to expressly in writing by the Investor Representative, the Purchaser and the ERO Purchaser, at Completion all data processing, accounting, insurance, banking, personnel, legal, communications and other products and services provided in connection with the D&M Business and/or ERO Business by any of the Investors or their representatives, including any agreements or understandings (written or oral) with respect thereto, will terminate without any further action or liability on the part of the parties thereto save in respect of any accrued rights arising from any prior breaches of such arrangements. In addition, without limitation to the foregoing, upon Completion, all agreements or commitments, whether written, oral or otherwise, from any of the Investors on the one hand, to any member of the Group, on the other hand, shall be terminated and of no further effect, without any further action or liability on the part of the parties thereto. Each of the Purchaser (in relation to those Group Companies which are not ERO Companies) and the ERO Purchaser (in relation to the ERO Companies) undertakes to the Investors to procure such releases from any such agreements or commitments as the Investor Representative shall reasonably require.

5.14	Immediately following Completion, the Purchaser undertakes to the Vendors to procure delivery to the trustee of the Redemption Notice delivered to it in accordance with paragraph 1(f) of Part 3A of Schedule 4 to effect the redemption of the Bonds in accordance with their terms by no later than the redemption date agreed in writing in advance between the Company and the trustee of the Bonds or if not agreed, in accordance with their terms.

5.15	Upon Completion and upon completion of the ERO Purchase Agreement taking place, all Conditions Precedent and conditions precedent to the ERO Purchase Agreement shall be deemed to have been satisfied or waived, as appropriate, and neither the Purchaser nor the ERO Purchaser shall have any claim against any of the Vendors for any prior breach by any of them of any of sub-clauses 3.2, 3.5, 3.6, 3.8, 4.1, 4.10 or Schedule 11. For the avoidance of doubt, the covenants contained in sub-clauses 3.2, 3.5, 3.6, 3.8, 4.1 or 4.10 and the undertakings contained in Schedule 11 shall not be enforceable against any of the Warrantors or the D&M Managers after the date of Completion in respect of any breach (whether occurring before or after Completion) and, with effect from Completion, each of the Purchaser and the ERO Purchaser waives all and any rights it may have against any of the Warrantors or any of the D&M Managers in respect of any breach by any of them of any such covenants or any matter referred to in Schedule 11.

5.16	In the event that Completion does not occur due to the wilful breach by any of the Vendors of any of sub-clauses 3.2, 3.5, 3.6, 3.8, 4.1, 4.10 or Schedule 11, the claims of the Purchaser and the ERO Purchaser shall, in the aggregate, be limited to the net (after Tax) difference between (i) the aggregate price any such person or persons responsible for any such breach or breaches receive(s) for their Shares in any sale of those Shares (or as a result of ownership of such Shares in the event of a sale of substantially all of the assets of the Group, in each case) to a third party buyer of all or substantially all of that person’s Shares or those persons’ Shares or substantially all of the assets of the Group within a period of 12 months from Completion whether achieved by a single transaction or a series of transactions and (ii) the price such person or persons would have received hereunder if Completion had occurred on the date of such breach (before giving effect to any adjustment pursuant to Schedule 5) and for purposes of this sub-clause 5.16 a breach by one Investor shall be deemed to be a breach by all Investors for which all of them are responsible.

6.	WARRANTIES

6.1	Each of:

(a)	the Vendors in respect of the General Warranties; and

(b)	the Warrantors in respect of the Management Warranties,

hereby severally warrant to the Purchaser in the terms set out in Schedule 7 at the date of this Agreement. For the avoidance of doubt, each Vendor warrants in respect of the General Warranties for himself, herself or itself only.

6.2	Each of:

(a)	the Vendors in respect of the General Warranties; and

(b)	the Warrantors in respect of the Management Warranties and the ERO Warranties,

hereby severally warrants to the ERO Purchaser in the terms set out in Schedule 7 at the date of this Agreement. For the avoidance of doubt, each Vendor warrants in respect of the General Warranties for himself, herself or itself only.

6.3	The Warranties are qualified by the facts and circumstances fairly disclosed in this Agreement, the ERO Purchase Agreement, the Disclosure Letter and in any of the documents annexed to the Disclosure Letter. This sub-clause 6.3 shall not apply in respect of a Warranty Claim brought for breach of any Cornerstone Warranty. The Warrantors acknowledge that the Cornerstone Warranties are given subject only to the facts, matters or circumstances specifically disclosed against the relevant Cornerstone Warranty in the Disclosure Letter.

6.4	Each of the Warranties set out in each paragraph of Schedule 7 shall be separate and independent and shall not be limited by reference to any other paragraph or anything in this Agreement, the ERO Purchase Agreement or the Schedules hereto or the Schedules to the ERO Purchase Agreement.

6.5	The Purchaser has entered into this Agreement on the basis of the General Warranties and the Management Warranties and in reliance on them. The ERO Purchaser has entered into this Agreement and the ERO Purchase Agreement on the basis of the General Warranties and the Management Warranties and the ERO Warranties and in reliance on them. Liability under any Warranty shall not be modified or discharged by Completion.

6.6	Each of the Vendors:

(a)	undertakes not to make any claim against a Group Company or a director, officer or employee of a Group Company which it may have in respect of a misrepresentation, inaccuracy or omission in or from information or advice provided by a Group Company or a director, officer or employee of a Group Company for the purpose of preparing the VDD Report, of assisting the Warrantors to make a representation, give a Warranty or prepare the Disclosure Letter or in connection with any claims brought against any of the Vendors under this Agreement; and

(b)	conditional upon and with effect from Completion, hereby waives, releases and forever discharges, the other Vendors, the Company and its Subsidiaries against all actions, proceedings, claims, demands and costs which such Vendor has at the date of this Agreement and at the Completion Date or would have had, but for his, her or its execution of this Agreement, pursuant to the Investment Agreement.

Any Group Company or a director, officer or employee of a Group Company may enforce the terms of this sub-clause 6.6 subject to and in accordance with the provisions of the Contracts (Rights of Third Parties) Act 1999. The Investors undertake not to make any claim against a Manager in connection with any claims brought against any of the Investors under this Agreement.

6.7	The provisions of Schedule 8 shall operate to limit the liability of the Vendors under or in connection with any Warranty Claim by any of the Purchaser and/or the ERO Purchaser.

6.8	Each of the Purchaser and the ERO Purchaser severally warrants in respect of itself only to the Vendors that:

(a)	it is not aware as at the date of this Agreement of any fact, matter or circumstance which would be reasonably likely to entitle it either at Completion or with the passage of time to make any of a Warranty Claim, a claim for breach of any covenant or undertaking (including, but not limited to, any Material Breach of an Undertaking) given by any Warrantor or D&M Manager hereunder or any claim for a Material Breach of Warranty hereunder;

(b)	it has not entered into this Agreement and the ERO Purchaser has not entered into the ERO Purchase Agreement in reliance on any representation or warranty of any kind whatsoever other than the General Warranties and the Management Warranties, in the case of the Purchaser, and the General Warranties and the Management Warranties and the ERO Warranties in the case of the ERO Purchaser; and

(c)	it shall have no remedy against the Warrantors or any of them in respect of any representation or warranty of any kind whatsoever made on or prior to the date of this Agreement other than the General Warranties and the Management Warranties, in the case of the Purchaser, and the General Warranties and the Management Warranties and the ERO Warranties, in the case of the ERO Purchaser; provided that nothing in this sub-clause 6.8(c) shall have the effect of limiting or restricting any liability of the Warrantors arising as a result of any fraud.

6.9	Each of the Purchaser and the ERO Purchaser severally undertakes in respect of itself only to the Vendors that, in the absence of fraud, such party has no rights against and may not make any claim against any employee, director, agent, officer or adviser of any member of the Group on whom it may have relied before agreeing to any term of, or entering into, this Agreement, the ERO Purchase Agreement or other document referred to herein or therein other than as expressly set out herein and in the ERO Purchase Agreement.

6.10	For the purpose of this Agreement, any fact, matter or circumstance of which the Purchaser is aware shall be deemed to comprise the actual knowledge information or belief of Terry Twigger, David Morgan, David Stark, Stephen Young and Philip Green which any of them has or would have if he had knowledge of the contents of the 2003 Accounts, the Management Accounts, the VDD Report, the Disclosure Letter (in each case insofar as it relates to the D&M Business only) and any written report or analysis prepared by the Purchaser’s professional advisers of such actual fact, matter or circumstance which would be reasonably likely to give rise to any of a Warranty Claim, a claim for breach of any covenant or undertaking (including, but not limited to, any Material Breach of an Undertaking) given by any Warrantor hereunder or any claim for a Material Breach of Warranty hereunder by the Purchaser.

6.11	For the purpose of this Agreement, any fact, matter or circumstance of which the ERO Purchaser is aware shall be deemed to comprise the actual knowledge information or belief of Peter Clare, Andy Shinn and David Waxman which any of them has or would have if he had knowledge of the contents of the 2003 Accounts, the Management Accounts, the VDD Report, the Disclosure Letter (in each case insofar as it relates to the ERO Business only) and any written report or analysis prepared by the ERO Purchaser’s professional advisers of such actual fact, matter or circumstance which would be reasonably likely to give rise to any of a Warranty Claim, a claim for breach of any covenant or undertaking (including, but not limited to, any Material Breach of an Undertaking) given by any Warrantor hereunder or any claim for a Material Breach of Warranty hereunder by the ERO Purchaser.

7.	TERMINATION

7.1	This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to Completion:

(a)	by mutual written consent of the Manager D&M Representative, the Manager ERO Representative, the Investor Representative, the ERO Purchaser and the Purchaser; or

(b)	by the Manager D&M Representative, the Manager ERO Representative, the Investor Representative, the Purchaser or the ERO Purchaser at any time after the End Date if Completion shall not have occurred by such date; provided, however, that notwithstanding sub-clause 7.1(g), this Agreement may be extended by not more than thirty days by either the Manager D&M Representative, the Manager ERO Representative and the Investor Representative on the one hand or the Purchaser and the ERO Purchaser on the other by written notice to the other parties if: (i) the sale and purchase of the Shares herein provided for and/or the purchase and sale of the ERO Shares as contemplated by the ERO Purchase Agreement shall not have been completed as a direct result of the Purchaser or the ERO Purchaser, as applicable, having failed to receive all regulatory approvals required to be obtained under sub-clause 3.1, (ii) the parties are endeavouring in good faith to obtain all outstanding regulatory approvals required under sub-clause 3.1, and (iii) the reason that such outstanding regulatory approvals have not been obtained by the End Date is not due to a material breach of this Agreement by the party seeking to extend this Agreement under this proviso; or

(c)	by the Purchaser or the ERO Purchaser, if there has been a Material Breach of an Undertaking or a Material Breach of Warranty; or

(d)	by the Investor Representative, if the Purchaser shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement or the ERO Purchaser shall have breached or failed to perform in any material respect any of its covenants or other agreements contained or other agreements contained in the ERO Purchase Agreement referred to in this sub-clause 7.1(d) where such breach or failure to perform (i) would give rise to the failure to satisfy a Condition Precedent in the case of the Purchaser or any condition precedent contained in sub-clause 3.1 of the ERO Purchase Agreement in the case of the ERO Purchaser and (ii) cannot be or has not been cured within thirty days after the giving of written notice by the Investor Representative to the Purchaser and the ERO Purchaser; or

(e)	by either of the Purchaser or the ERO Purchaser if it becomes reasonably apparent that the Conditions Precedent are unlikely to be satisfied on or before the End Date by virtue of a material adverse change as specified in sub-clause 3.1(e); or

(f)	by either of the Purchaser or the ERO Purchaser, on the one hand, and the Manager D&M Representative, the Manager ERO Representative and the Investor Representative on the other in accordance with sub-clause 5.11(c); or

(g)	automatically if any of the Conditions Precedent have not been satisfied (or, if capable of waiver, waived) by the party entitled to do so hereunder on or before the End Date.

7.2	In the event of termination of this Agreement and abandonment of the transactions contemplated hereby by the parties hereto pursuant to sub-clause 7.1, written notice thereof shall be given by a party so terminating to the other parties and this Agreement shall forthwith terminate and, subject to clause 7.2(c), shall become null and void and of no further effect, and the transactions contemplated hereby shall be abandoned without further action by any of the Vendors, the Purchaser or the ERO Purchaser and:

(a)	each party shall re-deliver all documents, work papers and other materials of the other parties relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the party furnishing the same, and all confidential information received by any party hereto with respect to the other party shall be treated in accordance with the Confidentiality Agreement and Clause 14;

(b)	all filings, applications and other submissions made (including applications for Third Party Consents) pursuant hereto shall, at the option of the terminating party, and to the extent practicable, be withdrawn from the Governmental Entity or other person to which the same shall have been made; and

(c)	each party’s further rights and obligations cease immediately at termination except that any of the Vendors, on the one hand and the Purchaser and the ERO Purchaser on the other, as the case may be, may have liability to the other party or parties for any breach by the Vendors, the D&M Managers and the Investors or the Purchaser and the ERO Purchaser, as the case may be, of one or more provisions of this Agreement occurring prior to termination, and except that the obligations provided for in sub-clauses 3.7, 5.16, 7.2 and Clauses 12, 13, 14, 15, 16, 18, 19, 20, 22, 23, 24 and 25 shall survive any such termination and provided, however, that the amount that the Purchaser and/or the ERO Purchaser may recover following termination of this Agreement for any wilful breach as referred to in sub-clause 5.16 shall be limited to the amount referred to in sub-clause 5.16, and provided further that this sub-paragraph (c) shall not affect any rights of the Vendors in respect of (i) any wilful breach by either of the Purchaser or the ERO Purchaser of their obligations to procure, in the case of the Purchaser, satisfaction of the Conditions Precedent referred to in sub-clause 3.1 of this Agreement and, in the case of the ERO Purchaser, satisfaction of the conditions precedent referred to in sub-clause 3.1 of the ERO Purchase Agreement or (ii) the failure by the Purchaser to pay at Completion the Initial Cash Consideration and/or the Escrow Amount and the failure by the ERO Purchaser to pay the Initial Consideration pursuant to the ERO Purchase Agreement.

8.

8.1	Clause 8 not used.

9.	ENTIRE AGREEMENT

9.1	This Agreement and the ERO Purchase Agreement together constitute the entire agreement and understanding between the parties relating to the subject matter of this Agreement. This Agreement and the ERO Purchase Agreement supersede any prior drafts, agreements, understandings, representations, warranties and arrangements of any nature whatsoever and no party has entered into this Agreement or the ERO Purchase Agreement in reliance upon any representation, warranty or undertaking which is not set out or referred to in this Agreement or the ERO Purchase Agreement.

9.2	Each party acknowledges and agrees with each of the other parties that:

(a)	it does not rely on and has not been induced to enter into this Agreement or the ERO Purchase Agreement or any other agreement or document referred to herein or in the ERO Purchase Agreement on the basis of any warranty, representation, statement, assurance, covenant, agreement, undertaking, indemnity, guarantee or commitment of any nature whatsoever (express or implied), made or given by or on behalf of any of the parties or any of their respective representatives, other than those given under this Agreement or the ERO Purchase Agreement, or, to the extent that it has so relied and/or been so induced, it has (in the absence of fraud, wilful misconduct or wilful concealment) no rights or remedies in relation thereto and shall make no claim in relation thereto against such parties other than any claims made under or in relation to this Agreement or the ERO Purchase Agreement; and

(b)	no party to this Agreement, or any of its respective representatives, funders or advisers owes any duty of care to any other party other than those expressly set out in this Agreement or the ERO Purchase Agreement.

10.	VARIATION

10.1	No variation of this Agreement prior to Completion shall be valid unless it is agreed to in writing by each of the Purchaser, the ERO Purchaser, the Investor Representative and each Manager. No variation of this Agreement after Completion shall be valid unless it is in writing and signed by the Manager D&M Representative, the Manager ERO Representative, the Investor Representative, the Purchaser and the ERO Purchaser. The expression “variation” shall, in each case, include any variation, supplement, deletion or replacement however effected.

11.	ASSIGNMENT

11.1	Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties (such consent not to be unreasonably withheld or delayed) except that the benefits arising under this Agreement may be assigned, in whole or in part (provided always that the liability of any Vendor (in whatever capacity) is in no way increased as a result of any such assignment), by:

(a)	the Purchaser to:

(i)	any member of the Purchaser’s Group provided that the burdens arising under this Agreement remain with the Purchaser;

(ii)	any person by way of security for borrowings incurred by the Purchaser; and

(b)	by the ERO Purchaser to:

(i)	any member of the ERO Purchaser’s Group (including, for the avoidance of doubt, the ERO Group following Completion) or any person owned or controlled by T.C. Group LLC, doing business as The Carlye Group, or any person in which any such person has an interest, whether direct or indirect; and

(ii)	any person by way of security for borrowings incurred by ERO Purchaser.

11.2	Subject to sub-clause 11.1, this Agreement will be binding upon, enure to the benefit of and be enforceable by the parties and their respective successors and assigns.

11.3	Save as provided in sub-clauses 6.6 and 13.3, a person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

12.	ANNOUNCEMENTS

12.1	Except pursuant to Clause 3 and save as set out in sub-clauses 12.2 and 14.3, no announcement, communication, circular or statement about this Agreement or the ERO Purchase Agreement or the subject matter of, or any matter referred to in, this Agreement or the ERO Purchase Agreement shall be made or issued prior to, on or after Completion by or on behalf of any of the parties without the prior written approval of the Purchaser, the ERO Purchaser and the Investor Representative, (in each case such approval not to be unreasonably withheld or delayed) PROVIDED that nothing shall restrict the making by any party hereto (even in the absence of agreement by the other parties) of (i) any statement which may be required by Law but the party with an obligation to make an announcement or issue a circular shall consult with the other parties as to its timing, content and manner of making or despatch insofar as is reasonably practicable before complying with such an obligation or (ii) which is the agreed terms or any repetition thereof or (iii) is made or sent by the Purchaser after Completion to a customer, client or supplier of a Group Company informing it of the Purchaser’s purchase of the Shares.

12.2	The parties will prepare an agreed form announcement relating to the transactions contemplated by this Agreement and the ERO Purchase Agreement as soon as reasonably practicable after the date of this Agreement. The parties hereby agree that any future announcements relating to the transactions contemplated by this Agreement and the ERO Purchase Agreement proposed to be made will not require the consent of the other parties to this Agreement prior to circulation, provided that any such proposed announcement:

(a)	is made on terms consistent with the aforementioned agreed form announcement; and

(b)	does not contain any other information the disclosure of which would otherwise require the consent of the other parties pursuant to sub-clauses 12.1 and 14.2 of this Agreement.

If a future proposed announcement contains any information the disclosure of which would require the consent of the other parties pursuant to sub-clauses 12.1 and 14.2 of this Agreement, the consent of such other parties to the circulation of such proposed announcement will only be required in connection with such information.

13.	COSTS

13.1	Except as otherwise expressly set out herein, whether or not this Agreement and the transactions contemplated hereby (including the ERO Purchase Agreement) are completed all costs (including legal and financial advisory fees and expenses) incurred in connection with, or in anticipation of, this Agreement and the transactions contemplated hereby (including the ERO Purchase Agreement) shall be paid by the party incurring such expenses.

13.2	The Purchaser shall bear all stamp and other documentary or transaction duties and any other transfer taxes arising as a result or in consequence of this Agreement (including the ERO Purchase Agreement) or the implementation thereof to the extent there is a legal obligation for it to do so.

13.3	Conditional upon Completion, each of the Vendors hereby waives, releases and forever discharges JP Morgan plc against all actions, proceedings, claims, demands and costs which such Vendor has at the date of this Agreement or would have had but for his or her execution of this Agreement under the JPM Engagement Letter. JP Morgan plc may enforce the terms of this sub-clause 13.3 subject to and in accordance with the provisions of the Contracts (Rights of Third Parties) Act 1999.

14.	CONFIDENTIALITY

14.1	The parties acknowledge that the Confidentiality Agreement shall cease to have any force or effect from the date of Completion.

14.2	Except pursuant to Clause 3 and subject to Clause 12 and sub-clause 14.3, each party shall treat as confidential all information received or obtained as a result of entering into or performing this Agreement (or any agreement entered into pursuant to this Agreement, including the ERO Purchase Agreement and the Disclosure Letter) which relates to:

(a)	the provisions of this Agreement, the Disclosure Letter and the ERO Purchase Agreement;

(b)	the negotiations relating to this Agreement, the Disclosure Letter and the ERO Purchase Agreement; or

(c)	the business, financial or other affairs (including future plans and targets) of any party to this Agreement or the ERO Purchase Agreement.

14.3	Sub-clause 14.2 shall not prohibit disclosure of any information by a party to this Agreement if and to the extent that:

(a)	the disclosure is required by Law or any professional standards body subject to or in accordance with Clause 12 or required, compelled or requested pursuant to any court order, subpoena or litigation discovery process

(b)	required by existing contractual obligations;

(c)	the disclosure is required to vest the full benefit of this Agreement in the Vendors, the Purchaser or the ERO Purchaser, as the case may be;

(d)	the disclosure is required or desired for the purpose of any judicial proceedings arising out of this Agreement or the disclosure is necessary to be made to the Inland Revenue in respect of any tax submissions by the Vendors in respect of the transactions contemplated by this Agreement;

(e)	the disclosure is made to a director, officer or employee of the Investors, the Purchaser, the Purchaser Parent, a member of the Purchaser’s Group or of a Group Company or of the ERO Purchaser whose function requires him to have such information, or to professional advisers of the Purchaser, the Purchaser Parent, the ERO Purchaser or of the Vendors, in each such case on terms that the relevant party will procure that such professional advisers comply with the provisions of sub-clause 14.2 in respect of such information as if they were a party to this Agreement;

(f)	the information becomes publicly available (other than by breach of this Agreement);

(g)	the information is required to be disclosed in a circular, listing particulars or a prospectus in connection with either the fundraising of the Purchaser in connection with the sale and purchase of the Shares or any other private fundraising exercise undertaken by any member of the Purchaser’s Group or the ERO Purchaser;

(h)	the information is required to be disclosed to the trustee of the Bonds or to any holder of Bonds pursuant to or in accordance with any redemption of the Bonds;

(i)	the Investor Representative or any person associated with the Investor Representative, the Purchaser, or the ERO Purchaser or any member of the Purchaser’s Group or any member of the ERO Purchaser’s group discloses any such information relating to this Agreement to existing and potential new investors in the context of any future fundraisings;

(j)	the other party has given prior written approval to the disclosure or use, such approval not to be unreasonably withheld or delayed; or

(k)	the disclosure is reasonably required to enable the ERO Purchaser to secure debt financing reasonably required in connection with the sale and purchase of the ERO Shares and any syndication if such debt financing, including disclosure as contemplated by the matters referred to in sub-clause 3.6(b), provided that prior to disclosure of any such information pursuant to sub-clauses 14.3 (a), 14.3 (c), 14.3 (d), 14.3 (e), 14.3 (g) or 14.3 (h) the party concerned shall consult with the other party/parties as to the timing, content and manner of making such disclosure insofar as is reasonably practicable before complying with such an obligation.

14.4	The restrictions contained in sub-clauses 14.1, 14.2 and 14.3 shall continue to apply for a period of six (6) years from Completion.

14.5	At Completion, the Investors shall and shall instruct the Company to and the Warrantors and the D&M Managers shall, in each case as far as the Company, the Warrantors and the D&M Managers are lawfully able to do so, use reasonable endeavours to procure the assignment to the Purchaser of the benefit of confidentiality agreements and undertakings still in force and effect given by any other potential buyer of the Company but only to the extent that:

(a)	such assignment is not prevented by the terms of such agreements and undertakings; and

(b)	such confidentiality provisions relate to the business of the Group.

14.6	At Completion, the Investors shall and shall instruct the Company to and the Warrantors and the D&M Managers agree to send a letter in a form agreed with the Purchaser to the other parties to such agreement and undertakings still in force and effect authorising the Purchaser to recover all information (as defined in such agreements or undertakings) or requesting certification of its destruction to the Purchaser in each case in accordance with the terms of such agreements and undertakings.

15.	SET-OFF

Except as otherwise expressly provided herein, neither the Purchaser, the ERO Purchaser nor any of the Managers nor the Investors shall have any right to off set or set-off any payment due pursuant to this Agreement against any other payment to be made pursuant to this Agreement (including against damages payments). Any attempt by the Purchaser, the ERO Purchaser or any of the Managers or the Investors to claim expressly in writing a right of off-set or set-off to any such payment shall result in the automatic forfeiture by the Purchaser, the ERO Purchaser or the Managers or the Investors, as the case may be, of any right to any other payment.

16.	INVALIDITY

If any term or provision of this Agreement is held to be illegal, invalid or unenforceable, in whole or in part, then such term or provision shall (so far as it is illegal, invalid or unenforceable) be given no effect and shall be deemed not to be included in this Agreement but the remainder of this Agreement shall not be affected. The parties shall then use all reasonable endeavours to replace the illegal, invalid or unenforceable provisions by a valid provision the effect of which is as close as possible to the intended effect of the illegal, invalid or unenforceable provision.

17.	COUNTERPARTS

This Agreement may be entered into in any number of counterparts and by the parties to it on separate counterparts, each of which, when executed and delivered, shall be an original, but all the counterparts shall together constitute one and the same instrument.

18.	WAIVER

Any waiver of any right or default hereunder will be effective only in the instance given and will not operate as or imply a waiver of any other or similar right or default on any subsequent occasion. No waiver, modification or amendment of this Agreement or of any provision hereof will be effective unless in writing and signed by the party against whom such waiver, modification or amendment is sought to be enforced. Any delay by any party in exercising, or failure to exercise, any right or remedy under this Agreement shall not constitute a waiver of the right or remedy or a waiver of any other rights or remedies and no single or partial exercise of any rights or remedy under this Agreement or otherwise shall prevent any further exercise of the right or remedy or the exercise of any other right or remedy. The rights and remedies of the parties under this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

19.	SURVIVAL

Subject to the limitations set out in this Agreement, the respective rights and remedies of the Vendors, the Purchaser and the ERO Purchaser in respect of any breach of this Agreement shall not be affected by Completion or by any other event or matter whatsoever which otherwise might have affected such rights and remedies similarly except a specific and duly authorised written waiver or release.

20.	SEVERAL NOT JOINT LIABILITY

20.1	Each party to this Agreement recognises and acknowledges that each Doughty Hanson partnership referred to in Schedule 2 is a separate entity and that the obligations of the Doughty Hanson partnerships (and of each other Doughty Hanson party) under this Agreement are several and not joint. Each such party recognises the limited liability of the limited partners in each such partnership in accordance with English law and will not seek to challenge such limited liability in any way.

20.2	The obligations arising under or in connection with this Agreement are entered into by each of the Managers, the Investors, the Purchaser and the ERO Purchaser severally in relation only to himself, herself or itself and the liability of each such person in respect of any breach of representation, warranty, undertaking, covenant, agreement or obligation shall extend only to any loss or damage arising from his, her or its own breach.

20.3	The Purchaser shall have no liability for any breach of this Agreement by the ERO Purchaser or of the ERO Agreement by any party thereto, and the ERO Purchaser shall have no liability for any breach of this Agreement by any party hereto other than the ERO Purchaser.

21.	FURTHER ASSURANCE

Each of the Purchaser and the ERO Purchaser, on the one hand, and the Vendors (in respect of their own obligations only) on the other, shall do or procure to be done all such further acts and things, and execute or procure the execution of all such other documents, as any other such party hereto may from time to time reasonably require, whether on or after Completion, for the purpose of giving to such other party the full benefit of all of the provisions of this Agreement.

22.	NOTICES

22.1	Any notice or other communication to be given under this Agreement shall be in writing and signed by or on behalf of the party giving it and may be served by delivering it by hand or sending it by fax or prepaid recorded delivery or registered post to the address and for the attention of the relevant party set out in this Clause 22

(or as otherwise notified from time to time hereunder). Any notice so served by hand, fax or post shall be deemed to have been received:

(a)	in the case of delivery by hand, when delivered;

(b)	in the case of fax, twelve hours after the time of despatch, provided always that a copy of such fax is in addition notified pursuant to paragraphs (a), (c) or (d) of this sub-clause 22.1;

(c)	in the case of inland first class recorded or registered post, seventy two hours from the date of posting;

(d)	in the case of air mail recorded or registered post, one hundred and twenty hours from the date of posting,

provided that if, in accordance with the above provisions, any such notice or other communication would otherwise be deemed to be given or made outside working hours, such notice or other communication shall be deemed to be given or made at the start of working hours on the next Business Day.

22.2	The addresses of the parties for the purpose of this Clause 22 are as follows:

Each of the D&M Managers:

	Address:	Dunlop Aerospace
Holbrook Lane, Coventry CV6 4AA
	For the attention of:	David Graham Johnson
	Fax:	+44-247-666-8765

Each of the ERO Managers:

	Address:	Dunlop Standard Aerospace Group Limited
500-1780 Wellington Avenue, Winnipeg, Manitoba,
R3H 1B3, Canada.
	For the attention of:	Bruce Clarke
	Fax:	+1 204 784 9647

For the avoidance of doubt, any notification of a Warranty Claim, legal process or commencement of legal proceedings in respect of any Warranty Claim or enforcement of obligations pursuant to this Agreement must always be served at the address of the relevant Manager if based in England and Wales set opposite his or her name in Schedule 1 or such other address notified in writing to the Purchaser and the ERO Purchaser. If any Manager is based outside England and Wales, any such notice may be served on such Manger in accordance with Clause 25.

Investors:
Address:	Doughty Hanson & Co Limited
45 Pall Mall, London SW1Y 5JG
For the attention of:	Graeme Stening
Fax:	+44 (0) 20 7663-9350

Purchaser and Purchaser Parent:

Address:	Farrs House, Cowgrove, Wimborne, Dorset BH21 4EL
For the attention of:	Terry Twigger (or the Chief Executive Officer of the
Purchaser Parent from time to time)
Fax:	+44 120 2884 7840

ERO Purchaser:

Address:	1001 Pennsylvania Avenue, N.W.
Suite 220 South, Washington, DC 20004, USA
For the attention of:	Peter J. Clare
Fax:	+1 202 347 9250

22.3	In proving such service it shall be sufficient to prove that the envelope containing such notice was properly addressed and delivered either to the address shown thereon or into the custody of the postal authorities as a pre-paid recorded delivery or registered post letter, or that the facsimile transmission was made after obtaining in person or by telephone appropriate evidence of the capacity of the addressee to receive the same, as the case may be.

22.4	Any party hereto, the Investor Representative, the Manager D&M Representative or the Manager ERO Representative may notify the other parties of any change to its name, relevant address or facsimile number for the purposes of this Clause 22, provided that such notice shall only be effective on:

(a)	the date specified in the notice as the date on which the change is to take effect; and

(b)	if no date is so specified or the date so specified is less than five (5) Business Days after the date on which the notice is given, the date following five (5) Business Days after the notice of any change has been given.

23.	GENERAL

23.1	Except to the extent that they have been performed and except where this Agreement provides otherwise, the obligations contained in this Agreement remain in force after Completion.

23.2	If a party fails to pay a sum due from it under this Agreement on the due date of payment in accordance with the provisions of this Agreement, that party shall pay interest on the overdue sum from the due date of payment until the date on which its obligation to pay the sum discharged at the rate of 3 per cent. per annum above LIBOR (whether before or after judgement) (the “Interest Rate”). The Interest Rate shall accrue and is payable from day to day.

24.	GOVERNING LAW; JURISDICTION

24.1	This Agreement shall be governed by and construed in accordance with the laws of England.

24.2	Each of the parties agrees that the Courts of England are to have jurisdiction to settle any disputes which may arise in connection with this Agreement or the transactions contemplated hereby.

24.3	Each of the parties hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of any litigation arising out of this Agreement or the transactions contemplated hereby in the Courts of England and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such litigation brought in any such court has been brought in an inconvenient forum.

24.4	The Investor Representative and the Vendors hereby irrevocably waive all rights to defend any claim by the Purchaser pursuant to paragraph 5 of Schedule 5 or paragraph 5 of Schedule 12 that the Escrow Amount or A380 Escrow Amount (as appropriate) should be released in accordance with any Purchase Price Adjustment Statement (as defined in Schedule 5) or A380 Payment (as defined in Schedule 12) except insofar as any defence of any such claim contends that (i) the Purchaser has failed to deliver the Purchase Price Adjustment Statement in accordance with Schedule 5 or the Dunlop Carbon Solution Statement pursuant to Schedule 12 or (ii) the Investor Representative has delivered on behalf of the Vendors a Dispute Notice (as defined in Schedule 5 or Schedule 12, as applicable) in accordance with Schedule 5 or Schedule 12 as applicable or (iii) that the amount claimed by the Purchaser is not the amount set out within the relevant notice or statement issued pursuant to Clause 2 or Schedules 5 or 12, as appropriate or (iv) the relevant report or statement is not binding by reason of fraud or manifest error.

25.	PROCESS AGENTS

Those Managers not resident in England or Wales (the “Foreign Managers”) shall at all relevant times maintain an agent for service or process and any other documents in proceedings in England or any other proceedings in connection with this Agreement. Such agent shall be Wragge & Co LLP currently of 55 Colmore Row, Birmingham B3 2AS marked for the attention of James Gordon quoting reference JZG/1869790 or such other name reference and address as Wragge & Co LLP may notify to the Purchaser in writing or such other person as any such Foreign Manager may notify to the Purchaser in writing in accordance with Clause 22 and any claim from, judgment or other notice of legal process shall be sufficiently served on the Foreign Managers if delivered to such agent at its address for the time being. The Foreign Managers irrevocably undertake not to revoke the authority of the above agent unless another such agent with an address in England shall be appointed with the consent of the Purchaser (such consent not to be unreasonably withheld or delayed).

IN WITNESS WHEREOF this Agreement has been signed on behalf of the parties the day and year first before written.

SIGNING PAGES

Signed by /s/ David Johnson	)
under a power of attorney for	)
David Shaw	)	/s/ David Johnson

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Piet Walton-Knight	)	/s/ David Johnson

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Brad Bertouille	)	/s/ David Johnson

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Bruce Clarke	)	/s/ David Johnson

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Brian Lanoway	)	/s/ David Johnson

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Edward Richmond	)	/s/ David Johnson

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Verna Taylor	)	/s/ David Johnson

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Robert Davies	)	/s/ David Johnson

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Nick Griffin	)	/s/ David Johnson

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Jerry Hoover	)	/s/ David Johnson

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Mark Johnson	)	/s/ David Johnson

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Chris Lee	)	/s/ David Johnson

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Mike Lucas	)	/s/ David Johnson

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Geoff Melbourne	)	/s/ David Johnson

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Steve Salt	)	/s/ David Johnson

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John Dixon	)	/s/ David Johnson

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Stuart Farnell	)	/s/ David Johnson

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David Sellers	)	/s/ David Johnson

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Carl Trustee	)	/s/ David Johnson

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Suzanne Hnatiuk	)	/s/ David Johnson

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David Jennings	)	/s/ David Johnson

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Kerry Boucher	)	/s/ David Johnson

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Brad Forsyth	)	/s/ David Johnson

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Jose Dan Gonzales	)	/s/ David Johnson

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Harinder Grewal	)	/s/ David Johnson

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Andres Gutierrez	)	/s/ David Johnson

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Jim Henry	)	/s/ David Johnson

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Ron Jonkman	)	/s/ David Johnson

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Kim Laurans	)	/s/ David Johnson

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Gord Pettigrew	)	/s/ David Johnson

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Tom Roche	)	/s/ David Johnson

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Mike Scott	)	/s/ David Johnson

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Ian Smart	)	/s/ David Johnson

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Ad Timmermans	)	/s/ David Johnson

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Lawrence Traa	)	/s/ David Johnson

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Alex Yoong	)	/s/ David Johnson

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Greg Young	)	/s/ David Johnson

Signed by Richard Peter Hanson	)
for and on behalf of	)	/s/ Richard Peter Hanson	Signature
Doughty Hanson & Co. Managers	)
Limited	)

Signed by /s/ Richard Peter Hanson	)
for and on behalf of	)	/s/ Richard Peter Hanson	Signature
Doughty Hanson & Co. III	)
Limited Partnership Number One	)

Signed by /s/ Richard Peter Hanson	)
for and on behalf of	)	/s/ Richard Peter Hanson	Signature
Doughty Hanson & Co. III	)
Limited Partnership Number Two	)

Signed by /s/ Richard Peter Hanson	)
for and on behalf of	)	/s/ Richard Peter Hanson	Signature
Doughty Hanson & Co. III	)
Limited Partnership Number Three	)

Signed by /s/ Richard Peter Hanson	)
for and on behalf of	)	/s/ Richard Peter Hanson	Signature
Doughty Hanson & Co. III	)
Limited Partnership Number Four	)

Signed by /s/ Richard Peter Hanson	)
for and on behalf of	)	/s/ Richard Peter Hanson	Signature
Doughty Hanson & Co. III	)
Limited Partnership Number Five	)

Signed by /s/ Richard Peter Hanson	)
for and on behalf of	)	/s/ Richard Peter Hanson	Signature
Doughty Hanson & Co. III	)
Limited Partnership Number Six	)

Signed by /s/ Richard Peter Hanson	)
for and on behalf of	)	/s/ Richard Peter Hanson	Signature
Doughty Hanson & Co. III	)
Limited Partnership Number Seven	)

Signed by /s/ Richard Peter Hanson	)
for and on behalf of	)	/s/ Richard Peter Hanson	Signature
Doughty Hanson & Co. III	)
Limited Partnership Number Eight	)

Signed by /s/ Richard Peter Hanson	)
for and on behalf of	)	/s/ Richard Peter Hanson	Signature
Doughty Hanson & Co. III	)
Limited Partnership Number Nine	)

Signed by /s/ Richard Peter Hanson	)
for and on behalf of	)	/s/ Richard Peter Hanson	Signature
Doughty Hanson & Co. III	)
Limited Partnership Number Ten	)

Signed by /s/ Richard Peter Hanson	)
for and on behalf of	)	/s/ Richard Peter Hanson	Signature
Doughty Hanson & Co. III	)
Limited Partnership Number Eleven	)

Signed by /s/ Richard Peter Hanson	)	/s/ Richard Peter Hanson	Signature
for and on behalf of	)
Doughty Hanson & Co. III	)
Limited Partnership Number Twelve	)

Signed by /s/ Richard Peter Hanson	)
for and on behalf of	)	/s/ Richard Peter Hanson	Signature
Doughty Hanson & Co. III	)
Limited Partnership Number Thirteen	)

Signed by /s/ Richard Peter Hanson	)
for and on behalf of	)	/s/ Richard Peter Hanson	Signature
Doughty Hanson & Co. III	)
Limited Partnership Number Fourteen	)

Signed by /s/ Richard Peter Hanson	)
for and on behalf of	)	/s/ Richard Peter Hanson	Signature
Doughty Hanson & Co. III	)
Limited Partnership Number Fifteen	)

Signed by /s/ Richard Peter Hanson	)
for and on behalf of	)	/s/ Richard Peter Hanson	Signature
Doughty Hanson & Co. III	)
Limited Partnership Number Sixteen	)

Signed by /s/ Richard Peter Hanson	)
for and on behalf of	)	/s/ Richard Peter Hanson	Signature
Doughty Hanson & Co.	)
Partnership A	)

Signed by /s/ Richard Peter Hanson	)
for and on behalf of	)	/s/ Richard Peter Hanson	Signature
Officers Nominees Limited	)
(exec co-invest))

Signed by Richard Peter Hanson	)
for and on behalf of	)	/s/ Richard Peter Hanson	Signature
Officers Nominees Limited	)
(employee invest))

Signed by Philip Green	)
for and on behalf of	)	/s/ Philip Green	Signature
Meggitt Acquisition Limited	)

Signed by Philip Green	)
for and on behalf of	)	/s/ Philip Green	Signature
Meggitt plc	)

Signed by Peter J. Clare	)
for and on behalf of	)	/s/ Peter J. Clare	Signature
Standard Aero Holdings, Inc.	)